

03056811

PE
12-31-02

APR 21 2003

FNB Bancorp

PROCESSED
APR 22 2003
THOMSON
FINANCIAL

Annual Report 2002

FNB BANCORP

BOARD OF DIRECTORS

MICHAEL R. WYMAN
Chairman of the Board

THOMAS C. McGRAW
Chief Executive Officer
Secretary of the Board

JIM D. BLACK
President

ANTHONY J. CLIFFORD
Executive Vice President
Chief Operating Officer

NEIL J. VANNUCCI
Director, U. S. Concrete

EDWARD J. WATSON
Attorney

DANIEL J. MODENA
Attorney

LISA ANGELOT
Property Manager

OFFICERS

THOMAS C. McGRAW
Chief Executive Officer

JIM D. BLACK
President

ANTHONY J. CLIFFORD
Executive Vice President
Chief Operating Officer

JAMES B. RAMSEY
Senior Vice President
Chief Financial Officer

FIRST NATIONAL BANK OF NORTHERN CALIFORNIA

BOARD OF DIRECTORS

MICHAEL R. WYMAN
Chairman of the Board

THOMAS C. McGRAW
Chief Executive Officer
Secretary of the Board

JIM D. BLACK
President

ANTHONY J. CLIFFORD
ExecutiveVice President
Chief Operating Officer

NEIL J. VANNUCCI
Director, U.S. Concrete

EDWARD J. WATSON
Attorney

DANIEL J. MODENA
Attorney

LISA ANGELOT
Property Manager

RETIRED DIRECTOR

THOMAS G. ATWOOD, D.D.S.
Director Emeritus

OFFICERS ADMINISTRATION

THOMAS C.McGRAW
Chief Executive Officer

JIM D. BLACK
President

ANTHONY J. CLIFFORD
Executive Vice President
Chief Operating Officer

JAMES B. RAMSEY
Senior Vice President
Chief Financial Officer

CHARLES R. KEY
Senior Vice President
Director Information Systems

KRISTINE GODDARD
Senior Vice President
Branch Administrator

MADELEINE LINDSAY
Vice President
Compliance Officer

MALCOLM A. MORRIS
Vice President
Controller

MIKE BREST
Vice President
Assistant Director
Information Systems

EDWIN T. ARRIOLA
Vice President
Human Resources Manager

JEAN JAUREGUI
Vice President
Central Services Manager

MARSHA MURRAY
Vice President
Information Systems
Computer Operations Manager

JEAN SIGUA
Vice President
Branch Operations Administrator

GEORGE M. VENEZIA
Assistant Vice President
Purchasing/Facilities Manager

GINA MORALES
Assistant Vice President
Financial Officer

GWEN BRANDT
Assistant Vice President
Operations Control Manager

MICHELLE McGHEE
Assistant Vice President
Card Services Manager

MICHAEL NIGHTINGALE
Assistant Vice President
Network Supervisor

TERENCE YU
Assistant Vice President
Accounting Officer

BRENDA GUINASSO
Assistant Vice President
Training Coordinator

CAROLYN ARIAS
Bank Officer
Senior Payroll & Benefits Specialist

EVELYN CAKEBREAD
Bank Officer
ACH/EFT Specialist

GLORIA FLORES
Bank Officer
Wire Transfer Specialist

SHIRLEY CABANERO
Bank Officer
Finance Officer

MAUNG TUN LIN
Bank Officer
Computer Operator

JANNELLE SANTIAGO
Bank Officer
SQL Programmer

LAURIE LIN
Bank Officer
Computer Operator

AMIT HADA
Bank Officer
Computer Operator

NOEL SEMBRANO
Bank Officer
IP Supervisor

LORENA PENA
Bank Officer
Statement Services Supervisor

ROBERT STRACHAN
Bank Officer
Courier Supervisor

TAUSEEF RAZA
Bank Officer
Electronic Banking

GRACE TURLA
Bank Officer
Operations Supervisor

COMMERCIAL BANKING DIVISION

BILL TECSON
Senior Vice President
Credit Administrator

STEVE DWORETZKY
Vice President
Regional Manager

EDWARD CRUZ
Vice President
Commercial Banking Officer

GARY CAKEBREAD
Vice President
Commercial Banking Officer

CARLOS EVANGELISTA
Assistant Vice President
Commercial Banking Officer

LOAN ADMINISTRATION

RANDY BRUGIONI
Senior Vice President
Senior Loan Officer

KATHY CASTOR
Vice President
Commercial Loan Officer

TONY D'ECA
Vice President
Commercial Loan Officer

REINA CEJA
Vice President
Commercial Loan Officer

BEN EZEKWESILI
Vice President
Commerical Loan Officer

TERRY WARD
Vice President
Commercial Loan Officer

CATHY KANGASNIEMI
Vice President
Note Department Manager

DIANE BOICELLI
Assistant Vice President
Commercial Banking Officer

ROGER TAKI
Assistant Vice President
Commercial Loan Officer

PARVEEN MANZOOR
Bank Officer
Assistant Note Department
Manager

ZAID KHAN
Bank Officer
Construction Loan
Disbursement Specialist

ADMINISTRATION OFFICE
975 El Camino Real, South San Francisco, California 94080
Telephone (650) 588-6800
Fax (650) 588-9695

BRANCHES

DALY CITY
6600 Mission Street, Daly City, California 94014
Telephone (650) 992-8800

PIO BARRERA
Vice President
Branch Manager

OLIVIA VEGA
Assistant Vice President
Operations Supervisor

HAYGAN KALOUSTIAN
Branch Officer
Operations Supervisor

EUREKA SQUARE
210 Eureka Square, Pacifica, California 94044
Telephone (650) 359-5500

JAYE HUNT
Branch Officer
Branch Manager

ERNESTO SALAK
Branch Officer
Operations Supervisor

SOUTH SAN FRANCISCO
211 Airport Boulevard, South San Francisco, California 94080
Telephone (650) 873-0211

MATTHEW BUTLER
Assistant Vice President
Branch Manager

TAUAVA HISATAKE
Branch Officer
Operations Supervisor

SHIRRE LANDERITO
Branch Officer
Operations Supervisor

BAXTER CASTILLO
Branch Officer
Operations Supervisor

MILLBRAE / SAN BRUNO
1551 El Camino Real, Millbrae, California
Telephone (650) 871-4400

CYNTHIA SILVA
Assistant Vice President
Branch Manager

MARINA TOLENTINO
Branch Officer
Operations Supervisor

BURI BURI
975 El Camino Real, South San Francisco, California 94080
Telephone (650) 583-8450

GARRETT MOORE
Vice President
Branch Manager

FARIDA KHALID
Assistant Vice President
Operations Supervisor

HALF MOON BAY
736 Main Street, Half Moon Bay, California 94019
Telephone (650) 726-6373

JOHN ABE Vice President Branch Manager	VERONICA RAMIREZ Branch Officer Operations Supervisor	MIRAV DAHBOUR Branch Officer Operations Supervisor

LINDA MAR
1450 Linda Mar Shopping Center, Pacifica, California 94044
Telephone (650) 359-5811

HEM PATEL Branch Officer Branch Manager	TANIA ORTEGA Branch Officer Operations Supervisor

COLMA*
1300 El Camino Real, Colma, California 94014
Telephone (650) 997-3100

PAMELA WARREN Assistant Vice President Branch Manager	MOHINI MADHWAN Branch Officer Operations Supervisor

REDWOOD CITY*
700 El Camino Real, Redwood City, California 94063
Telephone (650) 299-0700

BRIAN PALTER Assistant Vice President Branch Manager	ORLANDO ORONCE Branch Officer Operations Supervisor

FLOWERMART***
640 Brannan Street, Suite 102, San Francisco, California 94107
Telephone (415) 537-9620

PIO BARRERA Vice President Branch Manager	HELEN VILLANUEVA Branch Officer Operations Supervisor

SAN MATEO
491 El Camino Real, Suite B, San Mateo, California 94402
Telephone (650) 340-1033

STACY DIEP Assistant Vice President Branch Manager	MY NGUYEN Branch Officer Operations Supervisor

PESCADERO**
239 Stage Road, P.O. Box 70, Pescadero, California 94060
Telephone (650) 879-0785

JOHN ABE Vice President Branch Manager	PATTY SARABIA Branch Officer Operations Supervisor

Branches Open:
Monday through Thursday 9am-5pm; Friday 9am-6pm; Saturday 9am-1pm

Except:
***Monday thru Friday 9am-6pm**
**** Monday thru Thursday 9am-4pm; Friday 9am-6pm**
***** Monday thru Friday 7am-Noon**


DEPOSITS
MILLIONS
360
340
320
300
280
260
240
220
200
180
160
140
120
100
0
92
93
94
95
96
97
98
99
00
01
02

DEPOSITS (000)	164,286	177,589	183,896	189,052	217,233	256,490	280,589	305,361	330,457	344,079	347,406


ASSETS
MILLIONS
400
375
350
325
300
275
250
225
200
175
150
125
100
0
92
93
94
95
96
97
98
99
00
01
02

ASSETS (000)	187,149	201,959	209,682	217,812	248,587	290,733	321,031	348,054	379,102	397,388	401,834


LOANS
MILLIONS
0
20
40
60
80
100
120
140
160
180
200
220
240
260
280
92 93 94 95 96 97 98 99 00 01 02
LOANS (000)
118,419 124,457 129,335 141,532 146,159 182,938 203,884 237,062 229,669 288,067 284,889


CAPITAL
MILLIONS
0
10
12
14
16
18
20
22
24
26
28
30
32
34
36
38
40
42
44
46
48
50
92 93 94 95 96 97 98 99 00 01 02
CAPITAL (000)
21,092 22,522 24,247 27,159 29,407 32,098 35,761 37,507 43,128 46,523 51,203



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April 7, 2003

Dear Shareholders, Employees, Customers and Friends:

On behalf of First National Bank of Northern California, thank you for taking the time to review our Annual Report for 2002. This past year provided a number of challenges to your Bank. We are proud to report that our employees met these challenges with enthusiasm and resilience.

The Bank faced some significant challenges in 2002. Our core computer system was replaced in March for the second time in twelve months. This required the efforts of virtually every employee and the patience of our customers. The conversion was successful and both our customers and employees have been very satisfied with the results. We also created our new bank holding company, FNB BANCORP in March, 2002. Our new trading symbol is FNBG. The holding company gives the Bank more flexibility and competitiveness in our marketplace. Former CEO, Mike Wyman, retired in April 2002, after 37 years of distinguished service to the Bank and actively serves as the Chairman of the Board. Jim D. Black was promoted to President and Anthony Clifford was appointed Chief Operating Officer. Jim Ramsey continued as our Chief Financial Officer and Tom McGraw serves as your Chief Executive Officer. We introduced our on-line consumer-banking product in June and within six weeks we had signed up 1700 customers. We invite you to visit our website at www.fnbnorcal.com. You'll find banking on-line with your Bank is safe and easy.

The Bank's financial performance for 2002 was down just about 8% compared to 2001. The one-time expenses related to creation of FNB BANCORP and the computer conversion amounted to approximately $500,000.00. Interest rates have remained at historic lows, compressing the Bank's margins even further. In spite of these events and market conditions the Bank ended 2002 with a net income of $4,814,000. or $2.06 diluted earnings per share compared to $5,237,000. or $2.36 diluted earnings per share for the year ended December 31, 2001. Earnings for the year 2002 represent a return on average assets (ROA) of 1.17% compared to 1.30% in 2001 and a return on average equity (ROE) of 9.87% in 2002 compared to an ROE of 11.43% in 2001. The Bank issued a 5% stock dividend in December of 2002 along with a special dividend of $.12 making the total dividends for 2002 $.60 per share.

What is on the horizon for 2003? While the Bank cannot control or predict the future of the economy or where interest rates are headed, we can control how effectively and efficiently we operate.

975 El Camino Real • South San Francisco CA 94080 • Fax (650) 588-9695 • (650) 588-6800

We are looking at all areas of our business to eliminate unnecessary expense and to actively pursue new banking relationships. Our newly formed Business Development Group will aggressively seek out new commercial relationships and our branch managers will continue to develop consumer lending and deposit gathering. All our employees are aware of the Bank's efforts to increase our market share and we will utilize their skills and resources to meet this objective. We welcome KPMG as our new auditors. As the Bank's operations have become more complex with the creation of the holding company the Board felt one of the big four firms could provide us with the accounting expertise we now need. The lease on our current San Mateo branch site expires in early 2004. We are vigorously seeking a permanent, long-term location in San Mateo. Also, in the second quarter of 2003 expect to see our new Debit MasterCard. Our customers have been asking for a debit card and we are pleased to offer a safe secure product.

Our future success in meeting the expectations of our shareholders will depend upon how well we meet the needs of our customers and how effectively we deploy the skills of our employees. This is management's challenge and we will address it enthusiastically!

Michael R. Wyman
Chairman of the Board

Thomas C. McGraw
Chief Executive Officer

Jim D. Black
President

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[x] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, or

[ ] Transition report pursuant to Section 13 or 15 (d) of Securities Exchange Act of 1934

Commission File No. 000-49693

FNB BANCORP

(Exact name of registrant as specified in its charter)

California	92-2115369
(State or other jurisdiction of incorporation or organization)	(IRS Employer ID Number)

975 El Camino Real, South San Francisco, California	94080
(Address of principal executive offices)	(Zip code)

(650) 588-6800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of Class: Common Stock, no par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [ ] No [x]

Indicate by check mark if disclosure of delinquent files pursuant to item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $62,032,880

Number of shares outstanding of each of the registrant's classes of common stock, as of March 25, 2003

No par value Common Stock – 2,437,043 shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference into this Form 10-K: Part III, Items 10 through 13 from Registrant's definitive proxy statement for the 2003 annual meeting of shareholders.

The Index to the Exhibits is located at Page 86

PART I

ITEM 1. BUSINESS

Forward-Looking Statements: Certain matters discussed or incorporated by reference in this Annual Report on Form 10-K including, but not limited to, matters described in "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations," are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Forward-looking statements are certain written and oral statements made or incorporated by reference from time to time by FNB Bancorp or its representatives in this document or other documents filed with the Securities and Exchange Commission, press releases, conferences, or otherwise that are not historical facts, or are preceded by, followed by or that include words such as "anticipate," "believe," "plan," "estimate," "seek," and "intend," and words of similar import are intended to identify forward-looking statements. Changes to such risks and uncertainties, which could impact future financial performance, include, among others, (1) competitive pressures in the banking industry; (2) changes in the interest rate environment; (3) general economic conditions, nationally, regionally and in operating market areas; (4) changes in the regulatory environment; (5) changes in business conditions and inflation; (6) changes in securities markets; (7) data processing problems; (8) the California power crisis; and (9) the U. S. "war on terrorism" and any U.S. military action in the Middle East. Therefore, the information set forth therein should be carefully considered when evaluating the business prospects of FNB Bancorp and its subsidiary, First National Bank of Northern California.

All forward-looking statements of FNB Bancorp are qualified by and should be read in conjunction with such risk disclosure. FNB Bancorp undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

General

FNB Bancorp (sometimes referred to herein as the "Company") is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Company was incorporated under the laws of the State of California on February 28, 2001. As a bank holding company, the Company is authorized to engage in the activities permitted under the Bank Holding Company Act of 1956, as amended, and regulations thereunder. Its principal office is located at 975 El Camino Real, South San Francisco, California 94080, and its telephone number is (650) 588-6800.

The Company owns all of the issued and outstanding shares of common stock of First National Bank of Northern California, a national banking association ("First National Bank" or the "Bank"). The Company has no other subsidiary. The Company was formed at the direction of the Board of Directors of the Bank in order to reorganize the Bank into a holding company structure, with the approval of the Office of the Comptroller of the Currency, pursuant to 12 U.S.C. 215a-2 and 12 CFRE 7.2000. The Bank and the Company entered into an Agreement and Plan of Reorganization dated November 1, 2001 (the "Plan of Reorganization") for this purpose, and the shareholders of the Bank approved the Plan of Reorganization at a Special Meeting of the shareholders of the Bank held on February 27, 2002. The Plan of Reorganization was consummated on March 15, 2002. Each outstanding share of the common stock, par value $1.25 per share, of the Bank (other than any shares as to which dissenters' rights of appraisal have been properly exercised) was converted into one share of the common stock of the Company, and the former holders of Bank common stock became the holders of all of the Company common stock. As a subsidiary of the Company, the Bank continues its business and operations as a national banking association, with the same Board of Directors, officers and employees as existed prior to the reorganization. Prior to consummation of the Plan of Reorganization, FNB Bancorp had no significant assets or liabilities and its activities were limited to the process of becoming a holding company for First National Bank. Consequently, upon consummation of the Plan of Reorganization, the consolidated financial statements of FNB Bancorp and First National Bank did not differ in any significant respect from the historical financial statements of First National Bank. The reorganization was accounted for in a manner similar to a pooling of interests, using the historical costs of First National Bank Accordingly, the historical financial position and results of operations of First National Bank became those of FNB Bancorp. Prior to the reorganization, the common stock of the Bank was quoted on the OTC Bulletin Board under the symbol "FNBD.OB." Commencing on March 18, 2002, the common stock of the Company has been quoted on the OTC Bulletin Board under the symbol "FNBG.OB."

The Bank was organized in 1963 as "First National Bank of Daly City." In 1995, the shareholders approved a change in the name to "First National Bank of Northern California." The administrative headquarters of the Bank is located at 975 El Camino Real, South San Francisco, California. The Bank is locally owned and presently operates twelve full service banking offices within its primary service area of San Mateo County, in the cities of Colma, Daly City, South San Francisco, Millbrae, Pacifica, Half Moon Bay, San Mateo, Redwood City and Pescadero. The Bank also serves the City and County of San Francisco through its Flower Mart Branch in San Francisco. The Bank's primary business is servicing the business or commercial banking needs of individuals and small to mid-sized businesses within San Mateo and San Francisco Counties.

The Bank is chartered under the laws of the United States and is governed by the National Bank Act, and is a member of the Federal Reserve System. The Federal Deposit Insurance Corporation insures the deposits of the Bank up to the applicable legal limits. The Bank is subject to regulation, supervision and regular examination by the Office of the Comptroller of the Currency. The regulations of the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, and the Office of the Comptroller of the Currency govern many aspects of the Bank's business and activities, including investments, loans, borrowings, branching, mergers and acquisitions, reporting and numerous other areas. The Bank is also subject to applicable provisions of California law to the extent those provisions are not in conflict with or preempted by federal banking law. See "Supervision and Regulation" below.

First National Bank offers a broad range of services to individuals and businesses in its primary service area with an emphasis upon efficiency and personalized attention. First National Bank provides a full line of business financial products with specialized services such as courier, appointment banking, and business internet banking. The Bank offers personal and business checking and savings accounts, including individual interest-bearing negotiable orders of withdrawal ("NOW"), money market accounts and/or accounts combining checking and savings accounts with automatic transfer capabilities, IRA accounts, time certificates of deposit and direct deposit of social security, pension and payroll checks and computer cash management with access through the internet. First National Bank also makes available commercial, standby letters of credit, construction, accounts receivable, inventory, automobile, home improvement, residential real estate, commercial real estate, single family mortgage, Small Business Administration, office equipment, leasehold improvement and consumer loans as well as overdraft protection lines of credit. In addition, the Bank sells travelers checks and cashiers checks, offers automated teller machine (ATM) services tied in with major statewide and national networks and offers other customary commercial banking services.

Most of First National Bank's deposits are obtained from commercial businesses, professionals and individuals. As of December 31, 2002, First National Bank had a total of 24,917 accounts. On occasion, the Bank has obtained deposits through deposit brokers for which it pays a broker fee. As of December 31, 2002, First National Bank had no such deposits. There is no concentration of deposits or any customer with 5% or more of First National Bank's deposits.

At December 31, 2002, the Company had total assets of $401,834,000, total net loans of $284,889,000, deposits of $347,406,000 and shareholders' equity of $51,203,000. The Company competes with approximately 28 other banking or savings institutions in its service areas. The Company's market share of Federal Deposit Insurance Corporation insured deposits in the service area of San Mateo County is approximately 2.41% (based upon the most recent information available by the Federal Deposit Insurance Corporation through June 30, 2002). See "Competitive Data" below.

Employees

At December 31, 2002, The Company employed 196 persons on a full-time basis. The Company believes its employee relations are good. The Company is not a party to any collective bargaining agreement.

Other Matters

Pursuant to Regulation S-K, Item 101, paragraphs (e) (3) and (4), please be advised that the Bank's website address is www.FNBNC.com. The Company's annual report on Form 10-K, quarterly reports on 10-Q, current reports on 8-K and all amendments thereto will be made available on or through such website as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

SUPERVISION AND REGULATION

General

FNB Bancorp. The common stock of FNB Bancorp is subject to the registration requirements of the Securities Act of 1933, as amended, and the qualification requirements of the California Corporate Securities Law of 1968, as amended. FNB Bancorp has registered its common stock under Section 12 (g) of the Securities Exchange Act of 1934, as amended, which include, but are not limited to, annual, quarterly and other current reports with the Securities and Exchange Commission.

FNB Bancorp is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and is registered as such with, and subject to the supervision of, the Board of Governors of the Federal Reserve System (the "Board of Governors"). FNB Bancorp is required to obtain the approval of the Board of Governors before it may acquire all or substantially all of the assets of any bank, or ownership or control of the voting shares of any bank if, after giving effect to such acquisition of shares, FNB Bancorp would own or control more than 5% of the voting shares of such bank. The Bank Holding Company prohibits FNB Bancorp from acquiring any voting shares of, or interest in, all or substantially all of the assets of, a bank located outside the State of California unless such an acquisition is specifically authorized by the laws of the state in which such bank is located. Any such interstate acquisition is also subject to the provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994.

FNB Bancorp, and any subsidiaries, which it may acquire or organize, are deemed to be "affiliates" of The Company within the meaning of that term as defined in the Federal Reserve Act. This means, for example, that there are limitations (a) on loans by First National Bank to its affiliates, and (b) on investments by First National Bank in affiliates' stock as collateral for loans to any borrower. FNB Bancorp and First National Bank are also subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.

In addition, regulations of the Board of Governors under the Federal Reserve Act require that reserves be maintained by First National Bank in conjunction with any liability of FNB Bancorp under any obligation (promissory note, acknowledgment of advance, banker's acceptance or similar obligation) with a weighted average maturity of less than seven (7) years to the extent that the proceeds of such obligations are used for the purpose of supplying funds to First National Bank for use in its banking business, or to maintain the availability of such funds.

First National Bank of Northern California. As a national banking association licensed under the national banking laws of the United States, First National Bank is regularly examined by the Office of the Comptroller of the Currency and is subject to the supervision of the Federal Deposit Insurance Corporation, The Board of Governors, and the Office of the Comptroller of the Currency. The supervision and regulation includes comprehensive reviews of all major aspects of First National Bank's business and condition, including its capital ratios, allowance for possible loan losses and other factors. However, no inference should be drawn that such authorities have approved any such factors. First National Bank is required to file reports with the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. First National Bank's deposits are insured by the Federal Deposit Insurance Corporation up to the applicable legal limits.

Capital Standards.

The Board of Governors, the Federal Deposit Insurance Corporation, and the Office of the Comptroller of the Currency have adopted risk-based guidelines for evaluating the capital adequacy of bank holding companies and banks. The guidelines are designed to make capital requirements sensitive to differences in risk profiles among banking organizations, to take into account off-balance sheet exposures and to aid in making the definition of bank capital uniform internationally. Under the guidelines, First National Bank is required to maintain (and FNB Bancorp and First National Bank will be required to maintain) capital equal to at least 8.0% of its assets and commitments to extend credit, weighted by risk, of which at least 4.0% must consist primarily of common equity (including retained earnings) and the remainder may consist of subordinated debt, cumulative preferred stock, or a limited amount of loan loss reserves.

Assets, commitments to extend credit, and off-balance sheet items are categorized according to risk and certain assets considered to present less risk than others permit maintenance of capital at less than the 8% ratio. For example, most home mortgage loans are placed in a 50% risk category and therefore require maintenance of capital equal to 4% of those loans, while commercial loans are placed in a 100% risk category and therefore require maintenance of capital equal to 8% of those loans.

Under the risk-based capital guidelines, assets reported on an institution's balance sheet and certain off-balance sheet items are assigned to risk categories, each of which has an assigned risk weight. Capital ratios are calculated by dividing the institution's qualifying capital by its period-end risk-weighted assets. The guidelines establish two categories of qualifying capital: Tier 1 capital (defined to include common shareholders' equity and noncumulative perpetual preferred stock) and Tier 2 capital which includes, among other items, limited life (and in the case of banks, cumulative) preferred stock, mandatory convertible securities, subordinated debt and a limited amount of reserve for credit losses. Tier 2 capital may also include up to 45% of the pretax unrealized gains on certain available-for-sale equity securities having readily determinable fair values (i.e. the excess, if any, of fair market value over the book value or historical cost of the investment security). The federal regulatory agencies reserve the right to exclude all or a portion of the unrealized gains upon a determination that the equity securities are not prudently valued. Unrealized gains and losses on other types of assets, such as bank premises and available-for-sale debt securities, are not included in Tier 2 capital, but may be taken into account in the evaluation of overall capital adequacy and net unrealized losses on available-for-sale equity securities will continue to be deducted from Tier 1 capital as a cushion against risk. Each institution is required to maintain a minimum risk-based capital ratio (including Tier 1 and Tier 2 capital) of 8%, of which at least half must be Tier 1 capital.

A leverage capital standard was adopted as a supplement to the risk-weighted capital guidelines. Under the leverage capital standard, an institution is required to maintain a minimum ratio of Tier 1 capital to the sum of its quarterly average total assets and quarterly average reserve for loan losses, less intangibles not included in Tier 1 capital. Period-end assets may be used in place of quarterly average total assets on a case-by-case basis. The Board of Governors and the Federal Deposit Insurance Corporation have also adopted a minimum leverage ratio for bank holding companies as a supplement to the risk-weighted capital guidelines. The leverage ratio establishes a minimum Tier 1 ratio of 3% (Tier 1 capital to total assets) for the highest rated bank holding companies or those that have implemented the risk-based capital market risk measure. All other bank holding companies must maintain a minimum Tier 1 leverage ratio of 4% with higher leverage capital ratios required for bank holding companies that have significant financial and/or operational weakness, a high risk profile, or are undergoing or anticipating rapid growth.

At December 31, 2002, The Company was in compliance with the risk-weighted capital and leverage ratios. Upon consummation of the Plan of Reorganization, FNB Bancorp and First National Bank were, and remain, in compliance with the risk-weighted capital and leverage ratios. See "Capital" under Item 7 below.

Prompt Corrective Action

The Board of Governors, Federal Deposit Insurance Corporation, and Office of the Comptroller of the Currency have adopted regulations implementing a system of prompt corrective action pursuant to Section 38 of the Federal Deposit Insurance Act and Section 131 of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). The regulations establish five capital categories with the following characteristics: (1) "Well capitalized" – consisting of institutions with a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater, and the institution is not subject to an order, written agreement, capital directive or prompt corrective action directive; (2) "Adequately capitalized" – consisting of institutions with a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater and a leverage ratio of 4% or greater, and the institution does not meet the definition of a "well capitalized" institution; (3) "Undercapitalized" - consisting of institutions with a total risk-based capital ratio less than 8%, a Tier 1 risk-based capital ratio of les than 4%, or a leverage ratio of less than 4%; (4) "Significantly undercapitalized" – consisting of institutions with a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%; (5) "Critically undercapitalized" – consisting of an institution with a ratio of tangible equity to total assets that is equal to or less than 2%.

The regulations established procedures for classification of financial institutions within the capital categories, filing and reviewing capital restoration plans required under the regulations and procedures for issuance of directives by the appropriate regulatory agency, among other matters. The regulations impose restrictions upon all institutions to refrain from certain actions which would cause an institution to be classified within any one of the three "undercapitalized" categories, such as declaration of dividends or other capital distributions or payment of management fees, if following the distribution or payment the institution would be classified within one of the "undercapitalized" categories. In addition, institutions that are classified in one of the three "undercapitalized" categories are subject to certain mandatory and discretionary supervisory actions. Mandatory supervisory actions include (1) increased monitoring and review by the appropriate federal banking agency; (2) implementation of a capital restoration plan; (3) total asset growth restrictions; and (4) limitation upon acquisitions, branch expansion, and new business activities without prior approval of the appropriate federal banking agency. Discretionary supervisory actions may include (1) requirements to augment capital; (2) restrictions upon affiliate transactions; (3) restrictions upon deposit gathering activities and interest rates paid; (4) replacement of senior executive officers and directors; (5) restrictions upon activities of the institution and its affiliates; (6) requiring divestiture or sale of the institution; and (7) any other supervisory action that the appropriate federal banking agency determines is necessary to further the purposes of the regulations. Further, the federal banking agencies may not accept a capital restoration plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company under the guaranty is limited to the lesser of (i) an amount equal to 5 percent of the depository institution's total assets at the time it became undercapitalized, and (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it were "significantly undercapitalized". FDICIA also restricts the solicitation and acceptance of and interest rates payable on brokered deposits by insured depository institutions that are not "well capitalized." An "undercapitalized" institution is not allowed to solicit deposits by offering rates of interest that are significantly higher than the prevailing rates of interest on insured deposits in the particular institution's normal market areas or in the market areas in which such deposits would otherwise be accepted.

Any financial institution which is classified as "critically undercapitalized" must be placed in conservatorship or receivership within 90 days of such determination unless it is also determined that some other course of action would better serve the purposes of the regulations. Critically undercapitalized institutions are also prohibited from making (but not accruing) any payment of principal or interest on subordinated debt without prior regulatory approval and regulators must prohibit a critically undercapitalized institution from taking certain other actions without prior approval, including (1) entering into any material transaction other than in the usual course of business, including investment expansion, acquisition, sale of assets or other similar actions; (2) extending credit for any highly leveraged transaction; (3) amending articles or bylaws unless required to do so to comply with any law, regulation or order; (4) making any material change in accounting methods; (5) engaging in certain affiliate transactions; (6) paying excessive compensation or bonuses; and (7) paying interest on new or renewed liabilities at rates which would increase the weighted average costs of funds beyond prevailing rates in the institution's normal market areas.

Additional Regulations

Under the FDICIA, the federal financial institution agencies have adopted regulations which require institutions to establish and maintain comprehensive written real estate policies which address certain lending considerations, including loan-to-value limits, loan administrative policies, portfolio diversification standards, and documentation, approval and reporting requirements. The FDICIA further generally prohibits an insured bank from engaging as a principal in any activity that is impermissible for a national bank, absent Federal Deposit Insurance Corporation determination that the activity would not pose a significant risk to the Bank Insurance Fund, and that such bank is, and will continue to be, within applicable capital standards.

The Federal Financial Institutions Examination Council ("FFIEC") on December 16, 1996, approved an updated Uniform Financial Institutions Rating System ("UFIRS"). In addition to the five components traditionally included in the so-called "CAMEL" rating system which has been used by bank examiners for a number of years to classify and evaluate the soundness of financial institutions (including capital adequacy, asset quality, management, earnings and liquidity), UFIRS includes for all bank regulatory examinations conducted on or after January 1, 1997, a new rating for a sixth category identified as sensitivity to market risk. Ratings in this category are intended to reflect the degree to which changes in interest rates, foreign exchange rates, commodity prices or equity prices may adversely affect an institution's earnings and capital. The revised rating system is identified as the "CAMELS" system.

The federal financial institution agencies have established bases for analysis and standards for assessing financial institution's capital adequacy in conjunction with the risk-based capital guidelines including analysis of interest rate risk, concentrations of credit risk, risk posed by non-traditional activities, and factors affecting overall safety and soundness. The safety and soundness standards for insured financial institutions include analysis of (1) internal controls, information systems and internal audit systems; (2) loan documentation; (3) credit underwriting; (4) interest rate exposure; (5) asset growth; (6) compensation, fees and benefits; and (7) excessive compensation for executive officers, directors or principal shareholders which could lead to material financial loss. If an agency determines that an institution fails to meet any standard, the agency may require the financial institution to submit to the agency an acceptable plan to achieve compliance with the standard. If the agency requires submission of a compliance plan and the institution fails to timely submit an acceptable plan or to implement an accepted plan, the agency must require the institution to correct the deficiency. The agencies may elect to initiate enforcement action in certain cases rather than rely on an existing plan particularly where failure to meet one or more of the standards could threaten the safe and sound operation of the institution.

Community Reinvestment Act ("CRA") regulations evaluate banks' lending to low and moderate income individuals and businesses across a four-point scale from "outstanding" to "substantial noncompliance," and are a factor in regulatory review of applications to merge, establish new branches or form bank holding companies. In addition, any bank rated in "substantial noncompliance" with the CRA regulations may be subject to enforcement proceedings. First National Bank has a current rating of "satisfactory" for CRA compliance.

Limitation on Dividends

The Company's ability to pay cash dividends is subject to restrictions set forth in the California General Corporation Law. Funds for payment of any cash dividends by the Company would be obtained from its investments as well as dividends and/or management fees from First National Bank. First National Bank's ability to pay cash dividends is subject to restrictions imposed under the National Bank Act and regulations promulgated by the Office of the Comptroller of the Currency. Prior to the reorganization, First National Bank has paid cash dividends in each of the last 60 consecutive quarters.

FNB Bancorp. FNB Bancorp has paid quarterly dividends commencing with the second quarter of 2002. Future dividends will continue to be determined after consideration of FNB Bancorp's earnings, financial condition, future capital funds, regulatory requirements and other factors such as the board of directors may deem relevant. It is the intention of FNB Bancorp to pay cash dividends, subject to legal restrictions on the payment of cash dividends and depending upon the level of earnings, management's assessment of future capital needs and other factors to be considered by the FNB Bancorp board of directors.

The California General Corporation Law provides that a corporation may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. The California General Corporation Law further provides that, in the event sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if, after giving effect to the distribution, it meets two conditions, which generally stated are as follows: (i) the corporation's assets must equal at least 125% of its liabilities; and (ii) the corporation's current assets must equal at least its current liabilities or, if the average of the corporation's earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of the corporation's interest expense for those fiscal years, then the corporation's current assets must equal at least 125% of its current liabilities.

The Board of Governors of the Federal Reserve System generally prohibits a bank holding company from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company's financial position. The Federal Reserve Board policy is that a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition.

First National Bank of Northern California. First National Bank's shareholder is entitled to receive dividends when and as declared by its board of directors, out of funds legally available therefore, subject to the restrictions set forth in the National Bank Act.

The payment of cash dividends by First National Bank may be subject to the approval of the Office of the Comptroller of the Currency, as well as restrictions established by federal banking law and the Federal Deposit Insurance Corporation. Approval of the Office of the Comptroller of the Currency is required if the total of all dividends declared by First National Bank's board of directors in any calendar year will exceed First National Bank's net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus or to a fund for the retirement of preferred stock. Additionally, the Federal

Deposit Insurance Corporation and/or the Office of the Comptroller of the Currency, might, under some circumstances, place restrictions on the ability of a bank to pay dividends based upon peer group averages and the performance and maturity of that bank.

COMPETITION

Competitive Data

Larger banks may have a competitive advantage because of higher lending limits and major advertising and marketing campaigns. They also perform services, such as trust services, international banking, discount brokerage and insurance services, which First National Bank is not authorized nor prepared to offer currently. First National Bank has made arrangements with its correspondent banks and with others to provide some of these services for its customers. For borrowers requiring loans in excess of First National Bank's legal lending limits, First National Bank has offered, and intends to offer in the future, such loans on a participating basis with its correspondent banks and with other independent banks, retaining the portion of such loans which is within its lending limits. As of December 31, 2002, First National Bank's aggregate legal lending limits to a single borrower and such borrower's related parties were $8,157,000 on an unsecured basis and $13,595,000 on a fully secured basis, based on regulatory capital of $54,382,000.

First National Bank's business is concentrated in its service area, which primarily encompasses San Mateo and San Francisco Counties. The economy of First National Bank's service area is dependent upon government, manufacturing, tourism, retail sales, population growth and smaller service oriented businesses.

Based upon the June 2002 Deposit and Market Share Report prepared by California Banksite Corporation, there were 152 commercial and savings banking offices in San Mateo County with a total of $15,079,980,000 in deposits at June 30, 2002. First National Bank had a total of 12 offices with total deposits of $362,890,000 at the same date, or 2.41% of the San Mateo County totals. At December 31, 2001, there were 151 commercial and savings banking offices in San Mateo County with total deposits of $14,324,430,000, while First National Bank had $344,079,000, or 2.40% of the San Mateo County totals.

In 1996, pursuant to Congressional mandate, the Federal Deposit Insurance Corporation reduced bank deposit insurance assessment rates to a range from $0 to $0.27 per $100 of deposits, dependent upon a bank's risk. Based upon the risk-based assessment rate schedule, First National Bank's current capital ratios and level of deposits, First National Bank anticipates no change in the assessment rate applicable to it during 2003 from that in 2002.

General Competitive Factors

In order to compete with the financial institutions in their primary service areas, community banks such as First National Bank use to the fullest extent possible, the flexibility which is accorded by their independent status. This includes an emphasis on specialized services, local promotional activity, and personal contacts by their respective officers, directors and employees. They also seek to provide special services and programs for individuals in their primary service area who are employed in the agricultural, professional and business fields, such as loans for equipment, furniture and tools of the trade or expansion of practices or businesses. In the event there are customers whose loan demands exceed their respective lending limits, they seek to arrange for such loans on a participation basis with other financial institutions. They also assist those customers requiring services not offered by either bank to obtain such services from correspondent banks.

Banking is a business that depends on interest rate differentials. In general, the difference between the interest rate paid by a bank to obtain their deposits and other borrowings and the interest rate received by a bank on loans extended to customers and on securities held in a bank's portfolio comprise the major portion of a bank's earnings.

Commercial banks compete with savings and loan associations, credit unions, other financial institutions and other entities for funds. For instance, yields on corporate and government debt securities and other commercial paper affect the ability of commercial banks to attract and hold deposits. Commercial banks also compete for loans with savings and loan associations, credit unions, consumer finance companies, mortgage companies and other lending institutions.

The interest rate differentials of a bank, and therefore their earnings, are affected not only by general economic conditions, both domestic and foreign, but also by statutes and as implemented by federal agencies, particularly the Federal Reserve Board. The Federal Reserve Board can and does implement national monetary policy, such as seeking to curb inflation and combat recession, by its open market operations in United States government securities, adjustments in the amount of interest free reserves that banks and other financial institutions are required to maintain, and adjustments to the discount rates applicable to borrowing by banks from the Federal Reserve Board. These activities influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and timing of any future changes in monetary policies and their impact on First National Bank are not predictable.

Legislative and Regulatory Impact

Since 1996, California law implementing certain provisions of prior federal law has (1) permitted interstate merger transactions; (2) prohibited interstate branching through the acquisition of a branch business unit located in California without acquisition of the whole business unit of the California bank; and (3) prohibited interstate branching through de novo establishment of California branch offices. Initial entry into California by an out-of-state institution must be accomplished by acquisition or merger with an existing whole bank, which has been in existence for at least five years.

The federal financial institution agencies, especially the Office of the Comptroller of the Currency and the Board of Governors, have taken steps to increase the types of activities in which national banks and bank holding companies can engage, and to make it easier to engage in such activities. The Office of the Comptroller of the Currency has issued regulations permitting national banks to engage in a wider range of activities through subsidiaries. "Eligible institutions" (those national banks that are well capitalized, have a high overall rating and a satisfactory CRA rating, and are not subject to an enforcement order) may engage in activities related to banking through operating subsidiaries subject to an expedited application process. In addition, a national bank may apply to the Office of the Comptroller of the Currency to engage in an activity through a subsidiary in which First National Bank itself may not engage.

On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act (the "Act"), which is potentially the most significant banking legislation in many years. The Act eliminates most of the remaining depression-era "firewalls" between banks, securities firms and insurance companies which was established by the Banking Act of 1933, also known as the Glass-Steagall Act ("Glass-Steagall"). Glass-Steagall sought to insulate banks as depository institutions from the perceived risks of securities dealing and underwriting, and related activities. The Act repeals Section 20 of Glass-Steagall, which prohibited banks from affiliating with securities firms. Bank holding companies that can qualify as "financial holding companies" can now, among other matters, acquire securities firms or create them as subsidiaries, and securities firms can now acquire banks or start banking activities through a financial holding company. The Act includes provisions which permit national banks to conduct financial activities through a subsidiary that are permissible for a national bank to engage in directly, as well as certain activities authorized by statute, or that are financial in nature or incidental to financial activities to the same extent as permitted to a "financial holding company" or its affiliates. This liberalization of United States banking and financial services regulation applies both to domestic institutions and foreign institutions conducting business in the United States. Consequently, the common ownership of banks, securities firms and insurance is now possible, as is the conduct of commercial banking, merchant banking, investment management, securities underwriting and insurance within a single financial institution using a "financial holding company" structure authorized by the Act.

Prior to the Act, significant restrictions existed on the affiliation of banks with securities firms and related securities activities. Banks were also (with minor exceptions) prohibited from engaging in insurance activities or affiliating with insurers. The Act removes these restrictions and substantially eliminates the prohibitions under the Bank Holding Company Act on affiliations between banks and insurance companies. Bank holding companies which qualify as financial holding companies can now, among other matters, insure, guarantee, or indemnify against loss, harm, damage, illness, disability, or death; issue annuities; and act as a principal, agent, or broker regarding such insurance services.

In order for a commercial bank to affiliate with a securities firm or an insurance company pursuant to the Act, its bank holding company must qualify as a financial holding company. A bank holding company will qualify if (i) its banking subsidiaries are "well capitalized" and "well managed" and (ii) it files with the Board of Governors a certification to such an effect and a declaration that it elects to become a financial holding company. The amendment of the Bank Holding Company Act now permits financial holding companies to engage in activities, and acquire companies engaged in activities, that are financial in nature or incidental to such financial activities. Financial holding companies are also permitted to engage in activities that are complementary to financial activities if the Board of Governors determines that the activity does not pose a substantial risk to the safety or soundness of depository institutions or the financial system in general. These standards expand upon the list of activities "closely related to banking" which have to date defined the permissible activities of bank holding companies under the Bank Holding Company Act.

One further effect of the Act is to require that federal financial institution and securities regulatory agencies prescribe regulation to implement the policy that financial institutions must respect the privacy of their customers and protect the security and confidentiality of customers' non-public personal information. These regulations require, in general, that financial institutions (1) may not disclose non-public information of customers to non-affiliated third parties without notice to their customers, who must have an opportunity to direct that such information not be disclosed; (2) may not disclose customer account numbers except to consumer reporting agencies; and (3) must give prior disclosure of their privacy policies before establishing new customer relationships.

Neither FNB Bancorp or First National Bank have determined whether or when they may seek to acquire and exercise new powers or activities under the Act, and the extent to which competition will change among financial institutions affected by the Act has not yet become clear.

RECENT LEGISLATION

The Patriot Act

On October 26, 2001, President Bush signed the USA Patriot Act (the "Patriot Act"), which includes provisions pertaining to domestic security, surveillance procedures, border protection, and terrorism laws to be administered by the Secretary of the Treasury. Title III of the Patriot Act entitled "International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001" includes amendments to the Bank Secrecy Act which expand the responsibilities of financial institutions in regard to anti-money laundering activities with particular emphasis upon international money laundering and terrorism financing activities through designated correspondent and private banking accounts.

Effective December 25, 2001, Section 313 (a) of the Patriot Act prohibits any insured financial institution such as the Bank, from providing correspondent accounts to foreign banks which do not have a physical presence in any country (designated as "shell banks"), subject to certain exceptions for regulated affiliates of foreign banks. Section 313 (a) also requires financial institutions to take reasonable steps to ensure that foreign bank correspondent accounts are not being used to indirectly provide banking services to foreign shell banks, and Section 319 (b) requires financial institutions to maintain records of the owners and agent for service of process of any such foreign banks with whom correspondent accounts have been established.

Effective July 23, 2002, Section 312 of the Patriot Act creates a requirement for special due diligence for correspondent accounts and private banking accounts. Under Section 312, each financial institution that establishes, maintains, administers, or manages a private banking account or a correspondent account in the United States for a non-United States person, including a foreign individual visiting the United States, or a representative of a non-United States person shall establish appropriate, specific, and, where necessary, enhanced, due diligence policies, procedures, and controls that are reasonably designed to detect and record instances of money laundering through those accounts.

The Company and the Bank are not currently aware of any account relationships between the Bank and any foreign bank or other person or entity as described above under Sections 313 (a) or 312 of the Patriot Act. The terrorist attacks on September 11, 2001 have realigned national security priorities of the United States and it is reasonable to anticipate that the United States Congress may enact additional legislation in the future to combat terrorism including modifications to existing laws such as the Patriot Act to expand powers as deemed necessary. The effects which the Patriot Act and any additional legislation enacted by Congress may have upon financial institutions is uncertain; however, such legislation would likely increase compliance costs and thereby potentially have an adverse effect upon the Company's results of operations.

Sarbanes-Oxley Act of 2002

President George W. Bush signed the Sarbanes-Oxley Act of 2002 (the "Act") on July 30, 2002, which responds to recent issues in corporate governance and accountability. Among other matters, key provisions of the Act and rules promulgated by the Securities and Exchange Commission pursuant to the Act include the following:

Expanded oversight of the accounting profession by creating a new independent public company oversight board to be monitored by the SEC.

Revised rules on auditor independence to restrict the nature of non-audit services provided to audit clients and to require such services to be pre-approved by the audit committee.

Improved corporate responsibility through mandatory listing standards relating to audit committees, certifications of periodic reports by the CEO and CFO and making issuer interference with an audit a crime.

Enhanced financial disclosures, including periodic reviews for largest issuers and real time disclosure of material company information.

Enhanced criminal penalties for a broad array of white collar crimes and increases in the statute of limitations for securities fraud lawsuits.

Disclosure of whether a company has adopted a code of ethics that applies to the company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and disclosure of any amendments or waivers to such code of ethics. The disclosure obligation becomes effective for fiscal years ending on or after July 15, 2003. The ethics code must contain written standards that are reasonably designed to deter wrongdoing and to promote:

Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

Full, fair, accurate, timely, and understandable disclosure in reports and documents that a registrant files with, or submits to, the Securities and Exchange Commission and in other public communications made by the registrant;

- Compliance with applicable governmental laws, rules and regulations;

- The prompt internal reporting to an appropriate person or persons identified in the code of violations of the code; and

- Accountability for adherence to the code.

- Disclosure of whether a company's audit committee of its board of directors has a member of the audit committee who qualifies as an "audit committee financial expert." The disclosure obligation becomes effective for fiscal years ending on or after July 15, 2003. To qualify as an "audit committee financial expert," a person must have:

- An understanding of generally accepted accounting principles and financial statements;

- The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

- Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;

- An understanding of internal controls and procedures for financial reporting; and

- An understanding of audit committee functions.

A person must have acquired the above listed attributes to be deemed to qualify as an "audit committee financial expert" through any one or more of the following:

- Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

- Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

- Other relevant experience.

The rule contains a specific safe harbor provision to clarify that the designation of a person as an "audit committee financial expert" does not cause that person to be deemed to be an "expert" for any purpose under Section 11 of the Securities Act of 1933, as amended, or impose on such person any duties, obligations or liability greater that the duties, obligations and liability imposed on such person as a member of the audit committee and the board of directors, absent such designation. Such a designation also does not affect the duties, obligations or liability of any other member of the audit committee or board of directors.

- A prohibition on insider trading during pension plan black-out periods.

- Disclosure of off-balance sheet transactions.

- A prohibition on personal loans to directors and officers.

- Conditions on the use of non-GAAP (generally accepted accounting principles) financial measures.

- Standards on professional conduct for attorneys requiring attorneys having an attorney-client relationship with a company, among other matters, to report "up the ladder" to the audit committee, another board committee or the entire board of directors certain material violations.

- Expedited filing requirements for Form 4 reports of changes in beneficial ownership of securities reducing the filing deadline to within 2 business days of the date a transaction triggers an obligation to report.

- Accelerated filing requirements for Forms 10-K and 10-Q by public companies which qualify as "accelerated filers" to be phased-in over a four year period reducing the filing deadline for Form 10-K reports from 90 days after the fiscal year end to 60 days and Form 10-Q reports from 45 days after the fiscal quarter end to 35 days.

- Disclosure concerning website access to reports on Forms 10-K, 10-Q and 8-K, and any amendments to those reports, by "accelerated filers" as soon as reasonably practicable after such reports and material are filed with or furnished to the Securities and Exchange Commission.

- Proposed rules requiring national securities exchanges and national securities associations to prohibit the listing of any security whose issuer does not meet audit committee standards established pursuant to the Act. These proposed rules would establish audit committee:

- Independence standards for members;

- Responsibility for selecting and overseeing the issuer's independent accountant;

- Responsibility for handling complaints regarding the issuer's accounting practices;

- Authority to engage advisers; and

- Funding requirements for the independent auditor and outside advisers engaged by the audit committee.

The proposed audit committee rules provide a one-year phase-in period for compliance. The Securities and Exchange Commission must adopt final rules by April 26, 2003.

The effect of the Act upon the Company is uncertain; however, it is likely that the Company will incur increased costs to comply with the Act and the rules and regulations promulgated pursuant to the Act by the Securities and Exchange Commission and other regulatory agencies having jurisdiction over the Company. The Company does not currently anticipate, however, that compliance with the Act and such rules and regulations will have a material adverse effect upon its financial position or results of its operations or its cash flows.

California Corporate Disclosure Act

On September 28, 2002, California Governor Gray Davis signed into law the California Corporate Disclosure Act (the "CCD Act"), which became effective January 1, 2003. The CCD Act requires publicly traded corporations incorporated or qualified to do business in California to disclose information about their past history, auditors, directors and officers. The CCD Act requires the Company to disclose:

- The name of the a company's independent auditor and a description of services, if any, performed for the company during the previous 24 months;

- The annual compensation paid to each director and executive officer, including stock or stock options not otherwise available to other company employees;

- A description of any loans made to a director at a "preferential" loan rate during the previous 24 months, including the amount and terms of the loans;

- Whether any bankruptcy was filed by a company or any of its directors or executive officers within the previous 10 years;

- Whether any director or executive officer of a company has been convicted of fraud during the previous 10 years; and

- Whether a company violated any federal securities laws or any securities or banking provisions of California law during the previous 10 years for which the company was found liable or fined more than $10,000.

The Company does not currently anticipate that compliance with the CCD Act will have a material adverse effect upon its financial position or results of its operations or its cash flows.

Future Legislation and Regulations

Certain legislative and regulatory proposals that could affect FNB Bancorp, First National Bank, and the banking business in general are periodically introduced before the United States Congress, the California State Legislature and Federal and state government agencies. It is not known to what extent, if any, legislative proposals will be enacted and what effect such legislation would have on the structure, regulation and competitive relationships of financial institutions. It is likely, however, that such legislation could subject FNB Bancorp and First National Bank to increased regulation, disclosure and reporting requirements, competition, and costs of doing business.

In addition to legislative changes, the various Federal and state financial institution regulatory agencies frequently propose rules and regulations to implement and enforce already existing legislation. It cannot be predicted whether or in what form any such rules or regulations will be enacted or the effect that such regulations may have on FNB Bancorp and First National Bank.

ITEM 2. PROPERTIES

FNB Bancorp does not own any real property. FNB Bancorp has conducted its operations since consummation of the Plan of Reorganization at the administrative offices of First National Bank, located at 975 El Camino Real, South San Francisco, California 94080.

First National Bank owns the land and building at 975 El Camino Real, South San Francisco, California 94080. The premises consist of a modern, three-story building of approximately 20,000 square feet and off-street parking for employees and customers of approximately 45 vehicles. The Buri Buri Branch Office of First National Bank is located on the ground floor of this three-story building and administrative offices, including the offices of senior management, occupy the second and third floors.

First National Bank owns the land and two-story building occupied by the Daly City Branch Office (6600 Mission Street, Daly City, CA 94014); the land and two-story building occupied by the Colma Branch Office (1300 El Camino Real, Colma, CA 94014); the land and two-story building occupied by the South San Francisco Branch Office (211 Airport Boulevard, South San Francisco, CA 94080); the land and two-story building occupied by the Redwood City Branch Office (700 El Camino Real, Redwood City, CA 94063); the land and two-story building occupied by the Millbrae Branch Office (1551 El Camino Real, Millbrae, CA 94030); the land and single-story building occupied by the Half Moon Bay Branch Office (756 Main Street, Half Moon Bay, CA 94019); and the land and two-story building occupied by the Pescadero Branch Office (239 Stage Road, Pescadero, CA 94060). All properties include adequate vehicle parking for customers and employees.

All of the foregoing properties are owned by First National Bank, free and clear of any mortgage lien or similar encumbrance, with the exception of 1300 El Camino Real, Colma, California, on which there is recorded a deed of trust securing a note with a principal balance of approximately $78,000 as of December 31, 2002.

First National Bank leases premises at 1450 Linda Mar Shopping Center, Pacifica, California 94044, for its Linda Mar Branch Office. This ground floor space of approximately 4,100 square feet is leased from Fifty Associates and Demartini/Linda Mar, LLC. The lease term is 10 years and expires on September 1, 2009.

First National Bank leases premises at 210 Eureka Square, Pacifica, California 94044, for its Eureka Square Branch Office. This ground floor space of approximately 3,000 square feet is leased from Joseph A. Sorci and Eldiva Sorci. The lease term is for 5 years, commencing January 1, 1995, with two 5-year options to extend the lease term, the first of which has been exercised and expires on December 31, 2004.

First National Bank leases premises at 640 Brannan Street, Suite 102, San Francisco, California, 94107, for its Flower Mart Branch Office. This ground floor space of approximately 300 square feet is leased from California Flower Market, Inc. The lease term is for 5 years, commencing September 1, 1996, with two 5-year options to extend the lease term, the first of which has been exercised and expires on September 1, 2006.

First National Bank leases premises at 491 El Camino Real, Suite B, San Mateo, CA 94402, for its San Mateo Branch Office. Suite B is ground floor space of approximately 3,349 square feet, and is subleased from Union Bank of California N.A. under its master lease with Nikko Capital Corp. for the entire building (Suites A and B) at that address, consisting of approximately 5,753 total square feet. The sublease is for 7 years and expires on January 31, 2004.

First National Bank leases approximately 2,242 square feet of office space as an office building located at 520 South El Camino Real, San Mateo, California. The Business Banking Division of First National Bank occupies Suite 430 at that address. The landlord is Westlake Development Company, Inc. The lease is for 3 years, expiring June 15, 2003. There are no plans to renew the lease, and the staff was relocated to the Redwood City Branch.

The foregoing summary descriptions of leased premises are qualified in their entirety by reference to the full text of the lease agreements listed as exhibits to this report.

ITEM 3. LEGAL PROCEEDINGS

There are no material legal proceedings adverse to the Company or First National Bank to which any director, officer, affiliate of the Company, or 5% shareholder of the Company, or any associate of any such director, officer, affiliate or 5% shareholder of the Company are a party, and none of the foregoing persons has a material interest adverse to the Company or First National Bank.

From time to time, the Company and/or First National Bank is a party to claims and legal proceedings arising in the ordinary course of business. The Company's management is not aware of any material pending legal proceedings to which either it or First National Bank may be a party or has recently been a party, which will have a material adverse effect on the financial condition or results of operations of the Company and First National Bank, taken as a whole.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Plan of Reorganization between FNB Bancorp and the Bank was consummated on March 15, 2002. At the close of business on March 15, 2002, all shares of the common stock of the Bank became owned by FNB Bancorp and ceased to be quoted on the OTC Bulletin Board. Commencing at the opening of business on March 18, 2002, and to the present, the common stock of FNB Bancorp has been quoted on the OTC Bulletin Board under the trading symbol "FNBG.OB." On March 18, 2002, FNB Bancorp had approximately 465 shareholders of common stock of record.

There has been limited trading in the shares of common stock of FNB Bancorp.

The following table summarizes sales of the common stock of First National Bank and FNB Bancorp during the periods indicated of which management of the Bank has knowledge, including the approximate high and low bid prices during such periods and the per share cash dividends declared for the periods indicated. All information has been adjusted to reflect stock dividends effected December 13, 2002. The prices indicated below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Bid Price of First National Bank Common Stock (1)		Cash Dividends
2001	High	Low	Declared (2)
First Quarter	$26.7500	$25.5000	$0.12

Second Quarter	26.6250	25.0000	0.12	
Third Quarter	26.5000	25.0000	0.12	
Fourth Quarter	26.1000	25.0000	0.12	
			0.52	Special Dividend
2002				
First Quarter	$29.9000	$25.2500	$0.12	

	Bid Price of FNB Bancorp Common Stock (1)		Cash Dividends	
	High	Low	Declared (2)	
2002				
Second Quarter	$31.0500	$27.5000	$0.12	
Third Quarter	28.0000	27.5000	0.12	
Fourth Quarter	27.5000	23.0000	0.12	
			0.12	Special Dividend

(1) As estimated by First National Bank of Northern California, based upon trades of which First National Bank of Northern California was aware.

(2) See Item 1, "Limitations on Dividends," for a discussion of the limitations applicable to the payment of dividends by First National Bank and FNB Bancorp.

ITEM 6. SELECTED FINANCIAL DATA

The following table presents a summary of selected financial information that should be read in conjunction with the Company's financial statements and notes thereto included under Item 8 – "FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA."

Dollars in thousands, except per share amounts and ratios	2002	2001	2000	1999	1998
STATEMENT OF INCOME DATA					
Total interest income	$ 26,159	$ 30,844	$ 30,862	$ 27,586	$ 24,739
Total interest expense	4,288	7,935	8,191	6,998	6,877
Net interest income	21,871	22,909	22,671	20,588	17,862
Provision for loan losses	150	300	425	750	750
Net interest income after provision for loan losses	21,721	22,609	22,246	19,838	17,112
Total non interest income	3,308	3,007	3,780	2,785	2,654
Total non interest expenses	18,705	17,911	15,977	14,519	14,215
Earnings before taxes	6,324	7,705	10,049	8,104	5,551
Income tax expense	1,510	2,468	2,921	2,887	1,508
Net earnings	$ 4,814	$ 5,237	$ 7,128	$ 5,217	$ 4,043
PER SHARE DATA					
Net earnings per share:					
Basic	$ 1.98	$ 2.15	$ 2.93	$ 2.23	$ 1.81
Diluted	$ 1.97	$ 2.15	$ 2.92	$ 2.23	$ 1.81
Cash dividends per share	$ 0.60	$ 1.00	$ 1.23	$ 1.00	$ 0.36
Weighted average shares outstanding:					
Basic	2,436,000	2,435,000	2,435,000	2,335,000	2,239,000
Diluted	2,445,000	2,441,000	2,437,000	2,335,000	2,239,000
Shares outstanding at period end	2,437,043	2,318,849	2,208,658	2,103,694	2,003,759
Book value per share	$ 21.01	$ 20.06	$ 19.52	$ 17.83	$ 17.85
BALANCE SHEET DATA					
Investment securities	75,963	65,311	87,241	70,658	78,865
Net loans	284,889	288,067	229,669	237,062	203,884
Allowance for loan losses	3,396	3,543	3,332	2,920	2,224
Total assets	401,834	397,388	379,102	348,054	321,031
Total deposits	347,406	344,079	330,457	305,361	280,589
Shareholders' equity	51,203	46,523	43,128	37,507	35,761
SELECTED PERFORMANCE DATA					
Return on average assets	1.17%	1.30%	1.97%	1.53%	1.33%
Return on average equity	9.87%	11.43%	17.42%	13.96%	11.31%
Net interest margin	5.83%	6.34%	6.97%	6.73%	6.61%
Average loans as a percentage of average deposits	80.79%	77.67%	75.42%	75.02%	74.47%
Average total stockholder's equity as a percentage of average total assets	11.86%	11.41%	11.31%	10.96%	11.72%
Dividend payout ratio	29.35%	43.38%	37.50%	38.55%	17.15%
SELECTED ASSET QUALITY RATIOS					
Net loan charge-offs to average loans	0.10%	0.03%	0.01%	0.02%	0.10%
Allowance for loan losses/Total Loans	1.18%	1.21%	1.43%	1.22%	1.08%
CAPITAL RATIOS					
Tier 1 risk-based	13.92%	12.98%	14.54%	13.18%	17.02%
Total risk-based	14.87%	13.98%	15.67%	14.18%	18.10%
Leverage	12.16%	11.41%	11.28%	11.00%	10.88%

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FNB BANCORP AND SUBSIDIARY

Note: Certain matters discussed or incorporated by reference in this Annual Report on Form 10-K including, but not limited to matters described in this section are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected.

Critical Accounting Policies And Estimates

Management's discussion and analysis of its financial condition and results of operations are based upon the Company's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to its loans and allowance for loan losses. The Company bases its estimates on current market conditions, historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policy requires significant judgments and estimates used in the preparation of its consolidated financial statements.

Allowance for Loan Losses. The allowance for loan losses is periodically evaluated for adequacy by management. Factors considered include the Company's loan loss experience, known and inherent risks in the portfolio, current economic conditions, known adverse situations that may affect the borrower's ability to repay, regulatory policies, and the estimated value of underlying collateral. The evaluation of the adequacy of the allowance is based on the above factors along with prevailing and anticipated economic conditions that may impact borrowers' ability to repay loans Determination of the allowance is in part objective and in part a subjective judgment by management given the information it currently has in its possession. Adverse changes in any of these factors or the discovery of new adverse information could result in higher charge-offs and loan loss provisions.

Prospective Accounting Changes

FASB Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. The provisions of this Statement are effective for exit and disposal activities that are initiated after December 31, 2002. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The Company does not currently have plans to exit or dispose of activities.

FASB Interpretation No. 46, *Consolidation of Variable Interest Entities*. This Interpretation addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics: 1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support from other parties, or 2) the equity investors lack one or more of the following essential characteristics of a controlling financial interest: a) the direct or indirect ability to make decisions about the entity's activities through voting or similar rights, b) the obligation to absorb the expected losses of the entity if they occur, or c) the right to receive the expected residual returns of the entity if they occur. The Interpretation requires existing variable interest entities to be consolidated if those entities do not effectively disburse risks among parties involved. The Company has determined that it has no ownership in variable interest entities which would require consolidation.

Earnings Analysis

Net earnings in 2002 were $4,814,000, an 8.1% decrease from 2001 earnings of $5,237,000. Earnings for the year 2001 decreased $1,891,000 or 26.5% from year 2000 earnings of $7,128,000. The principal source on earnings is interest income on loans. The period from the year 2000 through 2002 saw a series of decreases in the prime lending rate. At the beginning of 2000, the rate was 8.50%, and the year ended at 9.50%. In the year 2001, the rate started at 9.50%, and ended at 4.75%, after a succession of decreases between 0.50% and 0.25% at a time. The year 2002 remained flat at 4.75% until November 7, when it was dropped to 4.25%. In addition to the rate changes, the year ended December 31, 2000 included a non-recurring pre-tax gain on sale of bank premises of $701,000. The year 2000 also included an accrual for a tax receivable of $342,000, representing a tax refund related primarily to the recapture of certain tax credits earned in prior years, but received in January 2001.

Basic earnings per share were $1.98 in 2002; $2.15 in 2001 and $2.93 in 2000. Diluted earnings per share were $1.97 in 2002; $2.15 in 2001; and $2.92 in 2000.

Net interest income for 2002 was $21,871,000, a decrease of $1,038,000 or 4.5% from 2001. Interest income was $26,159,000 in 2002, a decrease of $4,685,000 or 15.2% from 2001. Average interest earning assets in 2002 were $375,288,000, an increase of $13,671,000 or 3.8% from 2001. The yield on interest earning assets declined 156 basis points in 2002 compared to 2001. The principal earning assets were loans, and their average increased $17,184,000 in 2002 versus 2001, while their yield declined 174 basis points. The declining yield was from the succession of prime rate cuts by the Federal Reserve, mentioned earlier, which did not increase in 2002. Net interest income was $22,909,000 in 2001, an increase of $238,000 or 1.1% over 2000, which was $22,671,000. Interest income was $30,844,000 in 2001, down $18,000 or 0.1% from 2000, which was $30,862,000. Average interest earning assets in 2001 were $361,617,000, and $325,239,000 in 2000, an increase of $36,378,000 or 11.2%, while the yield declined 96 basis points. Average loans were $271,449,000 in 2001, and $238,167,000 in 2000, an increase of $33,282,000, or 14.0%, but the yield decreased 125 basis points.

Interest expense for 2002 was $4,288,000 and $7,935,000 in 2001, a decrease of $3,647,000 or 46.0%. Average interest bearing liabilities were $269,766,000 in 2002, and $262,019,000 in 2001, an increase of $7,747,000 or 3.0%. The cost of these liabilities declined 144 basis points, following the further decline in the prime rate. Average time deposits were

$95,286,000 in 2002, and $105,224,000 in 2001, a decrease of $9,938,000, or 9.4%, and costs decreased 202 basis points.

Interest expense for 2001 was $7,935,000 and $8,191,000 in 2000, a decrease of $256,000 or 3.1%. Average interest bearing liabilities were $262,019,000 in 2001, and $231,948,000 in 2000, an increase of $30,071,000 or 13.0%. The cost of these liabilities declined 50 basis points, following the declines in prime rate, but at a slower pace, as the rates paid on existing time deposits did not change until renewal. Average time deposits were $105,224,000 in 2001, and $102,214,000 in 2000, an increase of $3,010,000, or 2.9%, but costs decreased 44 basis points.

The provision for loan losses was $150,000 in 2002, and $300,000 in 2001. The provision was $425,000 in 2000. At the end of 2002, the allowance was 1.18% of gross loans outstanding; at the end of 2001, it was 1.21% of gross loans outstanding; and at the end of 2000, it was 1.43%.

Net Interest Income

Net interest income is the difference between interest yield generated by earning assets and the interest expense associated with the funding of those assets. Net interest income is affected by the interest rate earned or paid and by volume changes in loans, investment securities, deposits and borrowed funds.

TABLE 1

Net Interest Income and Average Balances
(In thousands)
Year ended December 31

	2002			2001			2000		
	Average Balance	Interest Income (Expense)	Average Yield (Cost)	Average Balance	Interest Income (Expense)	Average Yield (Cost)	Average Balance	Interest Income (Expense)	Average Yield (Cost)
INTEREST EARNING ASSETS									
Loans, gross	$288,633	$22,664	7.85%	$271,449	$26,024	9.59%	$238,167	$25,811	10.84%
Taxable Securities	42,088	1,944	4.62%	45,650	2,630	5.76%	44,584	2,860	6.41%
Nontaxable Securities	29,526	1,311	4.44%	31,129	1,579	5.07%	32,120	1,524	4.74%
Federal funds sold	15,041	240	1.60%	13,389	611	4.56%	10,368	667	6.43%
Total interest earning assets	$375,288	$26,159	6.97%	$361,617	$30,844	8.53%	$325,239	$30,862	9.49%
NONINTEREST EARNING ASSETS									
Cash and due from banks	$18,303			$ 22,654			$ 20,782		
Premises and equipment	11,573			11,728			10,730		
Other assets	5,933			5,413			5,092		
Total noninterest earning assets	$ 35,809			$ 39,795			$ 36,604		
TOTAL ASSETS	$411,097			$401,412			$361,843		
INTEREST BEARING LIABILITIES									
Deposits:									
Demand, interest bearing	$ 52,240	($229)	(0.44%)	$ 54,539	($ 653)	(1.20%)	$ 42,157	($527)	(1.25%)
Money Market	69,701	(1,096)	(1.57%)	55,670	(1,490)	(2.68%)	43,599	(1,438)	(3.30%)
Savings	52,282	(295)	(0.56%)	46,312	(727)	(1.57%)	43,689	(851)	(1.95%)
Time deposits	95,286	(2,653)	(2.78%)	105,224	(5,054)	(4.80%)	102,214	(5,353)	(5.24%)

Fed funds purchased and other Borrowings	257	(15)	(5.84%)	274	(11)	(4.01%)	289	(23)	(7.96%)
Total interest bearing liabilities	$269,766	($4,288)	(1.59%)	$262,019	($ 7,935)	(3.03%)	$231,948	($ 8,192)	(3.53%)
NONINTEREST BEARING LIABILITIES:									
Demand deposits	87,768			87,726			84,127		
Other liabilities	4,792			5,859			4,848		
Total noninterest bearing liabilities	$ 92,560			$ 93,585			$ 88,975		
Total liabilities	$362,326			$355,604			$320,923		
Stockholders' equity	$ 48,771			$ 45,808			$ 40,920		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$411,097			$401,412			$361,843		
NET INTEREST INCOME AND MARGIN ON TOTAL EARNING ASSETS		$21,871	5.83%		$22,909	6.34%		$22,670	6.97%

Interest income is reflected on an actual basis, not on a fully taxable equivalent basis. Yield on gross loans was not adjusted for nonaccrual loans, as these were considered not material for this calculation.

The following table analyzes the dollar amount of change in interest income and expense and the changes in dollar amounts attributable to (a) changes in volume (changes in volume at the current year rate), (b) changes in rate (changes in rate times the prior year's volume) and (c) changes in rate/volume (changes in rate times changes in volume). In this table, the dollar change in rate/volume is prorated to volume and rate proportionately.

TABLE 2

Rate/Volume Variance Analysis
(In thousands)

	Year Ended December 31					
	2002 Compared To 2001 Increase (decrease)			2001 Compared to 2000 Increase (decrease)		
	Interest Income/ Expense Variance	Variance Attributable To Rate	Variance Attributable To Volume	Interest Income/ Expense Variance	Variance Attributable To Rate	Variance Attributable To Volume
INTEREST EARNING ASSETS:						
Loans	($3,360)	($4,709)	$1,349	$ 213	($2,978)	$3,191
Taxable Securities	(686)	(481)	(205)	(230)	(298)	68
Nontaxable Securities	(268)	(187)	(81)	55	102	(47)
Federal Funds sold	(371)	(397)	26	(56)	(194)	138
Total	($4,685)	($5,774)	$1,089	($18)	($3,368)	$3,350

INTEREST BEARING LIABILITIES:						
Demand deposits	($424)	($396)	($28)	$ 126	($29)	$155
Money market	(394)	(615)	221	52	(271)	323
Savings deposits	(432)	(466)	34	(124)	(165)	41
Time deposits	(2,401)	(1,924)	(477)	(299)	(457)	158
Federal funds purchased and other Borrowings	4	5	(1)	(12)	(11)	(1)
Total	($3,647)	($3,396)	($251)	($257)	($933)	676
NET INTEREST INCOME	($1,038)	($2,378)	$1,340	$239	(2,435)	$2,674

In 2002, net interest income represented 86.86% of net revenue (net interest income plus non-interest income, compared to 88.40% in 2001 and 85.71% in 2000. The net yield on average earning assets was 5.83% in 2002 compared to 6.34% in 2001 and 6.97% in 2000. The average rate earned on interest earning assets was 6.97% in 2002, down from 8.53% in 2001 and 9.49% in 2000. The average cost for interest-bearing liabilities was 1.59% in 2002, compared to 3.03% in 2001 and 3.53% in 2000.

The decrease in net interest income in 2002 was due to the fact that the prime rate remained steady at 4.75% until November 7, when it declined to 4.25%, compared to 2001, which saw the rate decline from a high of 9.50% at the beginning of the year to a low of 4.75% at the end of the year. In the year 2000, the prime rate started at 8.00% and ended at 9.50%. The effect of these declines was as follows.

Yield on average loans was 7.85% in 2002, decreasing from 9.59% in 2001 and 10.84% in 2000; interest on average taxable securities was 4.62% in 2002, decreasing from 5.76% in 2001 and 6.41% in 2000; interest on average nontaxable securities was 4.4% in 2002, decreasing from 5.07% in 2001 and 4.74% in 2000; and interest on average federal funds sold was only 1.60% in 2002, decreasing from 4.56% in 2001 and 6.43% in 2000; interest on average total interest earning assets was 6.97% in 2002, decreasing from 8.53% in 2001 and 9.49% in 2000. On the expense side, interest on average interest bearing demand deposits was 0.44% in 2002, decreasing from 1.20% in 2001 and 1.25%; interest on average money market accounts was 1.57% in 2002, decreasing from 2.68% in 2001 and 3.30% in 2000; interest on average savings accounts was 0.56% in 2002, decreasing from 1.57% in 2001 and 1.95% in 2000; interest on average time deposits was 2.78% in 2002, decreasing from 4.80% in 2001 and 5.24% in 2000; interest on average federal funds purchased and other borrowings was 5.84% in 2002, increasing from 4.01% in 2001 but decreasing from 7.96% in 2000; interest on average total interest bearing liabilities was 1.59%, decreasing from 3.03% in 2001 and 3.53%.

Provision and Allowance For Loan Losses

The Bank has the responsibility of assessing the overall risks in its loan portfolio, assessing the specific loss expectancy, and determining the adequacy of the loan loss reserve. The level of reserves is determined by internally generating credit quality ratings, reviewing economic conditions in the Bank's market area, and considering the Bank's historical loan loss experience. The Bank is committed to maintaining adequate reserves, identifying credit weaknesses by consistent review of loans, and maintaining the ratings and changing those ratings in a timely manner as circumstances change.

Based on a review of the five years ended December 31, 2002 the Bank has had a very low loan loss experience, with only $59,000 in real estate loan losses. Real estate loans outstanding declined about $6,176,000 in 2002 compared to 2001. In 2001, they increased $70,529,000 over 2000. The proportion of the Allowance for Loan Losses attributable to real estate loans was $955,000 in 2000 or 62.8%, and increased to $1,912,000 in 2001, or 74.1%, and was $2,008,000 or 72.9% in 2002. The increase in the proportion of the allowance from 2000 to 2001 took into account (a) the significant increase in real estate loans outstanding; (b) the state of the economy; and (c) the increase in vacancy factors in the current commercial real estate market. Net pay downs on real estate loans resulted in a slight decline from 2001 to 2002.

The allowance for loan losses totaled $3,396,000, $3,543,000, and $3,332,000 at December 31, 2002, 2001 and 2000, respectively. This represented 1.18%, 1.21% and 1.43% of outstanding loans on those respective dates. The balances reflect an amount that, in management's judgment, is adequate to provide for potential loan losses based on the considerations listed above. During 2002, the provision for loan losses was $150,000, while write-offs totaled $305,000, compared to a provision of $300,000 and total write-offs of $94,000 in 2001, and a provision of $425,000 and total write-offs of $23,000. There was no significant single loan write off in the periods mentioned.

TABLE 3

Allocation of the Allowance for Loan Losses
(In thousands)

	2002		2001		2000		1999		1998	
	Amount	Percent in each category to total Loans	Amount	Percent in each category to total Loans	Amount	Percent in each category to total Loans	Amount	Percent in each category to total Loans	Amount	Percent In each category To total Loans
Real Estate	$2,008	72.9%	$1,912	74.1%	$ 955	62.8%	$1,024	63.0%	$795	68.7%
Construction	989	11.4%	504	11.6%	1,196	18.9%	566	18.3%	393	11.2%
Commercial	221	14.7%	387	13.4%	264	16.7%	415	17.1%	416	18.2%
Consumer	43	1.0%	226	0.9%	352	1.6%	526	1.6%	294	1.9%
Unfunded Commitments	135	-	514	-	565	-	389	-	326	-
Total	$3,396	100.0%	$3,543	100.0%	$3,332	100.0%	$2,920	100.0%	$2,224	100.0%

Table 4 summarizes transactions in the allowance for loan losses and details the charge-offs, recoveries and net loan losses by loan category for each of the last five fiscal years ended December 31, 2002. The amount added to the provision and charged to operating expenses for each period is based on the risk profile of the loan portfolio.

1998 and 1999 saw a change in the portfolio mix, with an increase in loan size, and lending in Enterprise Zones, which implies a slightly higher risk. Favorable payment histories for these loans indicated that the allowance needed a smaller provision. Thus, the provision declined from 2000 onwards. Net loan charge-offs throughout the 5-year period has been very low, and are only nominal when compared to total loans.

TABLE 4

Allowance for Loan Losses
Historical Analysis
(In thousands)

	For the year ended December 31				
	2002	2001	2000	1999	1998
Balance at Beginning of Period	$3,543	$3,332	$2,920	$2,224	$1,666
Provision for Loan Losses	150	300	425	750	750
Charge-offs:					
Real Estate	(59)	-	-	-	-
Commercial	(216)	(22)	-	(51)	(169)
Consumer	(30)	(72)	(23)	(19)	(38)
Total	(305)	(94)	(23)	(70)	(207)
Recoveries:					
Commercial	2	-	1	10	7
Consumer	6	5	9	6	8
Total	8	5	10	16	15
Net Charge-offs	(297)	(89)	(13)	(54)	(192)
Balance at End of Period	$3,396	$3,543	$3,332	$2,920	$2,224
Percentages					
Allowance for Loan Losses/Total Loans	1.18%	1.21%	1.43%	1.22%	1.08%
Net charge-offs/Real Estate Loans	0.18%	-	-	-	-
Net charge-offs//Commercial Loans	0.50%	0.06%	0.00%	0.10%	0.43%
Net charge-offs/Consumer Loans	0.81%	2.58%	0.36%	0.33%	0.76%
Net charge-offs/Total Loans	0.10%	0.03%	0.01%	0.02%	0.09%

Non-performing Assets

Non-performing assets consist of nonaccrual loans, foreclosed assets, and loans that are 90 days or more past due but are still accruing interest. The accrual of interest on non-accrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they became due. For the year ended December 31, 2002 had nonaccrual loans performed as agreed, approximately $75,000 in interest would have been accrued.

Table 5 provides a summary of contractually past due loans for the most recent five years. Nonperforming loans were 0.7% of total loans at the end of 2002. Nonperforming loans were 0.7% of total loans at the end of 2001, and 0.5% of total loans at the end of 2000.

Management believes the current list of past due loans are collectible and does not anticipate any losses. There were no foreclosed assets as of the periods indicated.

TABLE 5

Analysis of Nonperforming Assets
(In thousands)

	Year ended December 31,				
	2002	2001	2000	1999	1998
Accruing loans 90 days or more	$ -	$ -	$ -	$ -	$ -
Nonaccrual loans	2,161	1,959	1,218	1,999	3,232
Total	$2,161	$1,959	$1,218	$1,999	$3,232

There was no commitment to lend additional funds to any customer whose loan was classified nonperforming at December 31, 2002, 2001 and 2000.

Noninterest Income

The following table sets forth the principal components of noninterest income:

TABLE 6

Noninterest Income
(Dollars in thousands)

	Years Ended December 31		
	2002	2001	2000
Service charges	$1,989	$1,657	$1,661
Credit card fees	921	913	975
Gain on sale of premises, equipment and leasehold improvements	-	-	701
Gain (loss) on sales of securities	121	58	(1)
Other income	277	379	444
Total noninterest income	$3,308	$3,007	$3,782

Noninterest income for the year ended December 31, 2002 was $3,308,000 compared to $3,007,000 for 2001 and $3,782,000 for 2000. Service charges represented the major portion of noninterest income. 2000 and 2001 were essentially the same, but a more accurate system to track and apply service charges was installed during 2002, resulting in $332,000 or 20.0% more income for 2002 compared to 2001. The only other significant item was a non-recurring $701,000 gain on sale of bank premises in 2000.

Noninterest Expenses

The following table sets forth the various components of noninterest expense:

TABLE 7

Noninterest Expenses
(Dollars in thousands)

	Years Ended December 31,		
	2002	2001	2000
Salaries and employee benefits	$10,604	$10,532	$9,453
Occupancy expense	1,246	1,290	1,122
Equipment expense	2,008	1,736	1,453
Advertising expense	324	384	428
Data processing expense	385	330	360
Professional fees	1,126	731	468
Director expense	150	150	132
Surety insurance	400	303	309
Telephone, postage, supplies	1,073	1,014	973
Bankcard expenses	787	735	693
Other	602	706	586
Total interest expense	$18,705	$17,911	$15,977

Noninterest expenses for the year ended December 31, 2002 were $18,705,000, an increase of $794,000 or 4.4% over 2001. For 2001, they were $17,911,000, an increase of $1,934,000 or 12.1% over 2000. During 2001, the Bank purchased computer hardware and software equipment to convert its accounting system and related application systems. This resulted in increased costs arising from overtime and additional staff working on the conversion of software systems. Because of difficulties encountered upon conversion and lack of functionality of the new software, the Bank evaluated these assets for impairment. No impairment loss was recognized. However, the Bank revised the estimated useful life of the software. Depreciation expense on the software with an original purchase price of approximately $675,000 came to $336,000 for the year ended December 31, 2001.The Bank converted back to its previous accounting and related application systems by March 2002. An important part of the increase in professional fees for 2001 was related to consultants hired to help with the data conversion process. The additional increase in professional fees in 2002 over 2001 had to do with expenses related to the activation of FNB Bancorp.

Balance Sheet Analysis

Total assets were $401,834,000 at December 31, 2002, which represented a 1.1% increase over 2001. Total assets were $397,388,000 at December 31, 2001, a 4.8% increase over 2000. Assets averaged $411.1 million in 2002, compared to $401.4 million in 2001 and $361.8 million in 2000. Average earning assets increased from $325.2 million in 2000 to $361.6 million in 2001 and $375.3 million in 2002. Average earning assets represented 89.9% of total average assets in 2000, 90.1% in 2001, and 91.3% in 2002. Interest-bearing liabilities averaged $269.8 million in 2002, $262.0 million in 2001, and $231.9 million in 2000.

Loans

The loan portfolio is the principal earning asset of the Bank. Loans outstanding at December 31, 2002 decreased by $3.3 million or 1.1% compared to 2001, and loans outstanding at December 31, 2001 had increased $58.6 million or 25.2% over 2000.

Real Estate loans decreased by $6.2 or 2.8% in 2002 compared to 2001. This followed an increase of $70.5 million or 47.9% in 2001 over 2000. A greater emphasis was placed on developing new Commercial Real Estate business towards the end of 2000. Some of the projects started in 2000 became fully funded in 2001, and although this business continued to increase during 2002, it did so at a slower pace, following the current economic downturn. Construction loans decreased by $1.1 million or 3.1% in 2002 compared to 2001. These loans had declined $10.2 million or 23.1% in 2001 compared to 2000. Several construction projects were completed and paid off in 2001. However, there was less new loan activity in 2002, due to economic uncertainty, resulting in a further decline in outstanding loans. Commercial loans increased by $3.4 million or 8.6% in 2002 over 2001. They were flat between 2001 and 1999. Consumer loans represent a nominal portion of total loans. However, they increased by $0.4 million or 13.7% in 2002 compared to 2001, after declining $1.3 million or 32.7% in 2001 compared to 2000.

Table 8 presents a detailed analysis of loans outstanding at December 31, 1998 through December 31, 2002.

TABLE 8

	Loan Portfolio (in thousands)				
	December 31				
	2002	2001	2000	1999	1998
Real Estate loans	$211,473	$217,650	$147,121	$152,320	$142,916
Construction loans	32,947	34,016	44,245	44,208	23,188
Commercial loans	42,549	39,195	39,010	41,295	37,812
Consumer loans	2,956	2,600	3,861	3,911	3,942
Sub total	289,925	293,461	234,237	241,734	207,858
Net deferred loan fees	(1,640)	(1,851)	(1,236)	(1,752)	(1,750)
Total	$288,285	$291,610	$233,001	$239,982	$206,108

The following table shows the Bank's loan maturities and sensitivities to changes in interest rates as of December 31, 2002.

	Maturing Within One Year	Maturing After One But Within Five Years	Maturing After Five Years	Total
Real Estate loans	$197,792	$3,941	$9,741	$211,473
Construction loans	30,815	614	1,518	32,947
Commercial loans	39,795	793	1,960	42,549
Consumer loans	2,765	55	136	2,956
Sub total	271,167	5,403	13,355	289,925
Net deferred loan fees	(1,534)	(30)	(76)	(1,640)
Total	$269,633	$ 5,373	$13,279	$288.285
With predetermined interest rates	$156,934	$3,127	$7,729	$167,790
With floating interest rates	$112,699	$2,246	$5,550	$120,495
Total	$269,633	$5,373	$13,279	$288,285

Average loans earned 7.85% in 2002, 174 basis points less than in 2001. Average loans in 2001 earned 9.59%, 125 basis points less than 2000. The prime rate held at 4.75% throughout 2002, ranged from 9.00% on January 4, 2001 to 4.75% on December 12, 2001, and from 8.50% in January 2000, to 9.50% from May 17 through the end of 2000. Loans averaged $288,633,000 in 2002, $17,184,000 or 6.3% above 2001. Loans averaged $271,449,000 in 2001, an increase of $33,282,000 or 14.0% over 2000. Although volumes increased from 2000 through 2002, income did not follow the volume increase. Interest income on loans in 2002 was $22,664,000, a decrease of $3,360,000 or 12.9% compared to 2001. Interest income on loans in 2001 was $26,024,000, an increase of $213,000 or 0.8% over 2000.

Investment Portfolio

Investments at December 31, 2002 were $75,963,000, an increase of $10,652,000 or 16.3% over 2001. Investments at December 31, 2001 were $65,311,000, a decline of $21,930,000 or 25.1% compared to 2000.

Available funds are first used for Loans, then Investments, and the remainder is sold as Federal Funds. The primary source of funds is the deposit base,. If more funds are needed, the Investment Portfolio maturity may be used, as well as sales and calls, which accounts for the volume variances in Investments. The Bank's investment portfolio is concentrated in U. S. Government Agencies and in obligations of States and their political subdivisions. The Bank believes this provides for an appropriate liquidity level.

The following table sets forth the maturity distribution and interest rate sensitivity of investment securities at December 31, 2002:

	Due In One Year Or Less	Yield	After One Year Through Five Years	Yield	After Five Years Through Ten Years	Yield	Due After Ten Years	Yield	Fair Value	Maturity In Years	Average Yield
					(Dollars in thousands)						
l. S. Government Agencies	$8,056	4.27%	$23,061	4.20%	$1,033	5.81%	$ -	- %	$32,150	2.34	4.26%
tates & Political Subdivisions	2,342	4.62%	13,607	4.46%	14,357	4.49%	1,086	4.74%	31,392	4.86	4.50%
'orporate debt	4,091	4.03%	6,205	5.38%	-	- %	-	- %	10,296	1.07	4.83%
)ther Securities	-	-	-	- %	-	- %	2,125	6.36%	2,125	13.68	6.36%
Total	$14,489	4.26%	$42,873	4.45%	$15,390	4.59%	$3,211	5.84%	$75,963	3.51	4.50%

The following table shows the securities portfolio mix at December 31, 2002, 2001 and 2000.

	Years Ended December 31,					
	2002		2001		2000	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(Dollars in thousands)			
J. S. Treasury	$ -	$ -	$1,000	$1,029	$3,996	$4,017
J. S. Government Agencies	31,759	32,150	26,994	27,381	44,690	45,040
States & Political Subdivisions	29,595	31,392	29,119	29,461	36,651	36,537
Corporate Debt	10,078	10,296	5,049	5,144	-	-
Other Securities	2,125	2,125	2,296	2,296	1,647	1,647
Total	$73,557	$75,963	$64,458	$65,311	$86,984	$87,241

Deposits

The increase in earning assets in 2002 was funded by the increase in the deposit base. During 2002, average deposits were $357,277,000, an increase of $7,806,000 or 2.2% over 2001. During 2001, average deposits were $349,471,000, an increase of $33,685,000 or 10.7% over 2000. In 2002, average interest-bearing deposits were $269,509,000, an increase of $7,764,000 or 3.0% compared to 2001. In 2001, average interest-bearing deposits were $261,745,000, an increase of $30,086,000 or 13.0% compared to 2000.

The Bank's cost of interest-bearing deposits was 1.6%, a decrease of 140 basis points compared to 2001. In 2001, the cost of interest-bearing deposits was 3.0%, a decrease of 50 basis points compared to 2000. The series of declines in the primary lending rate during 2001 without any increases in 2002 resulted in decreased costs of all types of interest-bearing deposits. Time deposits lagged the prime rate changes because their rates changed only as certificates matured or new certificates were issued. Thus, interest-bearing demand costs averaged 0.4% in 2002, 1.2% in 2001 and 1.3% in 2000. Money market deposit costs averaged 1.6% in 2002, 2.7% in 2001 and 3.3% in 2000. Savings rates averaged 0.6% in 2002, 1.6% in 2001, and 2.0% in 2000. Finally, average interest on time certificates of deposit of $100,000 or more was 3.0% in 2002, sharply down from 4.8% in 2001 and 5.7% in 2000. On certificates under $100,000, average rates were 2.5% down from 4.8% in 2001 and 4.8% in 2000.

The following table summarizes the distribution of average deposits and the average rates paid for them in the periods indicated:

Average Deposits and Average Rates paid for the period ending December 31,

(in thousands)	2002 Average Balance	2002 Average Rate	2002 % of Total Deposits	2001 Average Balance	2001 Average Rate	2001 % of Total Deposits	2000 Average Balance	2000 Average Rate	2000 % of Total Deposits
Deposits:									
Interest-bearing demand	$52,240	0.4%	14.6%	$54,539	1.2%	15.6%	$42,157	1.3%	13.3%
Money market	69,701	1.6%	19.5	55,670	2.7%	15.9	43,599	3.3%	13.8
Savings	52,282	0.6%	14.6	46,312	1.6%	13.3	43,689	2.0%	13.8
Time deposits $100,000 or more	54,388	3.0%	15.2	47,261	4.8%	13.5	51,444	5.7%	16.3
Time deposits under $100,000	40,898	2.5%	11.5	57,963	4.8%	16.6	50,770	4.8%	16.1
Total interest bearing deposits	$269,509	1.6%	75.4	$261,745	3.0%	74.9	231,659	3.5%	73.3
Demand deposits	87,768	0.0%	24.6	87,726	0.0%	25.1	84,127	0.0%	26.7
Total deposits	$357,277	1.2%	100.0%	$349,471	2.3%	100.0%	$315,786	2.6%	100.0%

The following table indicates the maturity schedule of time deposits of $100,000 or more:

Analysis of Time Deposits of $100,000 or more at December 31, 2002
(in thousands)

Total Deposits $100,000 or More	Three Months Or Less	Over Three To Six Months	Over Six To Twelve Months	Over Twelve Months
$37,676	$18,403	$8,580	$6,610	$4,083

Capital

At December 31, 2002 shareholders' equity was $51,023,000, an increase of $4,680,000 or 10.1% over 2001. Shareholders' equity was $46,523,000 in 2001, an increase of $3,395,000 or 7.9% over 2000. The increases were primarily attributable to retention of net income after payment of cash dividends of $1,413,000 in 2002, $2,272,000 in 2001 and $2,673,000 in 2000.

In 1989, the Federal Deposit Insurance Corporation (FDIC) established risk-based capital guidelines requiring banks to maintain certain ratios of "qualifying capital" to "risk-weighted assets". Under the guidelines, qualifying capital is classified into two tiers, referred to as Tier 1 (core) and Tier 2 (supplementary) capital. Currently, the Company's Tier 1 capital consists of common shareholders' equity, though other instruments such as certain types of preferred stock can also be included in Tier 1 capital. Tier 2 capital consists of eligible reserves for possible loan losses and qualifying subordinated notes and debentures. Total capital is the sum of Tier 1 plus Tier 2 capital. Risk-weighted assets are calculated by applying risk percentages specified by the FDIC to categories of both balance sheet assets and off-balance sheet obligations.

At year-end 1990, the FDIC also adopted a leverage ratio requirement. This ratio supplements the risk-based capital ratios and is defined as Tier 1 capital divided by quarterly average assets during the reporting period. The requirement established a minimum leverage ratio of 3.0% for the highest rated banks and ratios of 100 to 200 basis points higher for most banks. Furthermore, in 1993, the FDIC began assessing risk-based deposit insurance assessments based on financial institutions' capital resources and "management strength", as mandated by the FDIC Improvement Act of 1991. To qualify for the lowest insurance premiums as indicated in the following table, "well-capitalized" financial institutions must maintain risk-based Tier 1 and total capital ratios of at least 6.0% and 10.0% respectively. "Well-capitalized financial institutions must also maintain a leverage ratio equal to or exceeding 5.0%.

The following table shows the risk-based capital ratios and the leverage ratios at December 31, 2002, 2001 and 2000.

Risk-Based Capital Ratios	2002	2001	2000		Minimum "Well Capitalized" Requirements
Tier 1 Capital	13.92%	12.98%	14.54%	≥	6.00%
Total Capital	14.87%	13.98%	15.67%	≥	10.00%
Leverage Ratios	12.16%	11.41%	11.28%	≥	5.00%

Liquidity

The Company's primary source of liquidity on a stand-alone basis is dividends from the Bank. The payment of dividends by the Bank is subject to regulatory restrictions.

Liquidity is a measure of the Company's ability to convert assets into cash with minimum loss. Liquidity consists of cash and due from other banks accounts, including time deposits, Federal Funds sold, Securities Available-for-Sale and Securities Held-to-Maturity. Securities Held-to-Maturity are only included if they are within three months of maturity or most likely call date. The Company's policy is to maintain a liquidity ratio of 20% or greater of total assets. As of December 31, 2002, the Company's primary liquidity was 23.93%, compared to 22.11% in 2001. The ratio increased primarily from a $10,652,000 increase in Securities Available-for Sale. The objective of liquidity management is to ensure that the Company has funds available to meet all present and future financial obligations and to take advantage of business opportunities as they occur. Financial obligations arise from withdrawals of deposits, repayment on maturity of purchased funds, extension of loans or other forms of credit, payment of operating expenses and payments of dividends.

Core deposits, which consist of all deposits other than time deposits, have provided the Company with a sizable source of relatively stable low-cost funds. The Company's average core deposits funded 64% of average total assets of $411,097,000 for the year ended December 31, 2002, compared to 61% of total average assets of $401,412,000 for the year ended December 31, 2001.

As of December 31, 2002, the Company had contractual obligations and other commercial commitments totaling approximately $62,577,000. The following table sets forth the Company's contractual obligations and other commercial commitments as of December 31, 2002. These obligations and commitments will be funded primarily by loan repayments and the Company's liquidity sources, such as cash and due from other banks, federal funds sold, securities available for sale, as well as time deposits.

(In thousands)		Payments Due by Period			
Contractual Obligations	Total	1 year or less	Over 1 to 3 years	Over 3 to 5 years	Over 5 years
Operating Leases	$1,029	$316	$301	$228	$184
Other Long-Term Obligations	78	78	-	-	-
Total Contractual Cash Obligations	$1,107	$394	$301	$228	$184

(In thousands)		Amounts of Commitments Expiration Per Period			
Other Commercial Commitments	Total Amounts Committed	1 year or less	Over 1 to 3 years	Over 3 to 5 years	Over 5 years
Lines of Credit	$30,966	$23,671	$2,081	$5,100	$114
Standby Letters of Credit	2,557	2,457	-	100	-
Guarantees	-	-	-	-	-
Other Commercial Commitments	27,947	27,947	-	-	-
Total Commercial Commitments	$61,470	$54,075	$2,081	$5,200	$114

The largest component of the Company's earnings is net income, which can fluctuate widely when significant interest rates movements occur, as was the case in 2001, with its succession of prime lending cuts. There was a further 50 basis point cut at the end of December 2002. The Company's management is responsible for minimizing the Bank's exposure to interest rate risk and assuring an adequate level of liquidity. This is accomplished by developing objectives, goals and strategies designed to enhance profitability and performance.

Ongoing management of the Company's interest rate sensitivity limits interest rate risk by controlling the mix and maturity of assets and liabilities. Management regularly reviews the Company's position and evaluates alternative sources and uses of funds as well as changes in external factors. Various methods are used to achieve and maintain the desired rate sensitivity position including the sale or purchase of assets and product pricing.

In order to ensure that sufficient funds are available for loan growth and deposit withdrawals, as well as to provide for general needs, the Company must maintain an adequate level of liquidity. Asset liquidity comes from the Company's ability to convert short-term investments into cash and from the maturity and repayment of loans and investment securities.

Liability liquidity is provided by the Company's ability to attract deposits. The primary source of liability liquidity is the Bank's customer base, which provides core deposit growth. The overall liquidity position of the Company is closely monitored and evaluated regularly. Management believes the Company's liquidity sources at December 31, 2002 were adequate to meet its operating needs in 2003 and ongoing forward into the foreseeable future.

Effect of Changing Prices

The results of operations and financial conditions presented in this report are based on historical cost information and are not adjusted for the effects of inflation.

Since the assets and liabilities of banks are primarily monetary in nature (payable in fixed, determinable amounts), the performance of the Company is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

The effect of inflation on banks is normally not as significant as its influence on those businesses that have large investments in plant and inventories. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above average growth in assets, loans and deposits. Also, increases in the price of goods and services will result in increased operating expenses.

The following table includes key ratios, including returns on average assets and equity, which show the effect of the significant series of interest rate adjustments throughout 2001, and the further adjustment in 2002.

Return on Equity and Assets
(Key financial ratios are computed on average balances)

	Year Ended December 31,		
	2002	2001	2000
Return on average assets	1.17%	1.30%	1.97%
Return on average equity	9.87%	11.43%	17.42%
Dividend payout ratio	29.35%	43.38%	37.50%
Average equity to assets ratio	11.86%	11.41%	11.31%

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Closely related to the concept of liquidity is the concept of interest rate sensitivity (i. e., the extent to which assets and liabilities are sensitive to changes in interest rates). Interest rate sensitivity is often measured by the extent to which mismatches or "gaps" occur in the repricing of assets and liabilities within a given time period. Gap analysis is used to quantify such mismatches. A "positive" gap results when the amount of earning assets repricing within a given time period exceeds the amount of interest-bearing liabilities repricing within that time period. A "negative" gap results when the amount of interest-bearing liabilities repricing within a given time period exceeds the amount of earning assets repricing within such time period.

In general, a financial institution with a positive gap in relevant time periods will benefit from an increase in market interest rates and will experience erosion in net interest income if such rates fall. Likewise, a financial institution with a negative gap in relevant time periods will normally benefit from a decrease in market interest rates and will be adversely affected by an increase in rates. By maintaining a balanced interest rate sensitivity position, where interest rate sensitive assets roughly equal interest sensitive liabilities in relevant time periods, interest rate risk can be limited.

As a financial institution, the Company's potential interest rate volatility is a primary component of its market risk. Fluctuations in interest rates will ultimately impact the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets, other than those that possess a short-term maturity. Based upon the nature of the Company's operations, the Company is not subject to foreign currency or commodity price risk. The Company does not own any trading assets and does not have any hedging transactions in place, such as interest rate swaps and caps.

The Company's Board of Directors has adopted an Asset/Liability policy designed to stabilize net interest income and preserve capital over a broad range of interest rate movements. This policy outlines guidelines and ratios dealing with, among others, liquidity, volatile liability dependence, investment portfolio composition, loan portfolio composition, loan-to-deposit ratio and gap analysis ratio. The Board of Directors monitors the Company's performance as compared to Asset/Liability Policy. In addition, to effectively administer the Asset/Liability Policy and to monitor exposure to fluctuations in interest rates, the Company maintains an Asset/Liability Committee, consisting of the Chief Executive Officer, Chief Financial Officer, Chief Lending Officer, Branch Administrator, and Controller. This committee meets monthly to review the Company's lending and deposit-gathering activities, to review competitive interest rates, to develop strategies to implement the Asset/Liability Policy and to respond to market conditions.

The Company monitors and controls interest rate risk through a variety of techniques, including use of traditional interest rate sensitivity analysis (also known as "gap analysis") and an interest rate risk management model. With the interest rate risk management model, the Company projects future net interest income, and then estimates the effect of various changes in interest rates and balance sheet growth rates on that projected net interest income. The Company also uses the interest rate risk management model to calculate the change in net portfolio value over a range of interest rate change scenarios. Traditional gap analysis involves arranging the Company's interest-earning assets and interest-bearing liabilities by repricing periods and then computing the difference (or "interest rate sensitivity gap") between the assets and liabilities that are estimated to reprice during each time period and cumulatively through the end of each time period.

Both interest rate sensitivity modeling and gap analysis are done at a specific point in time and involve a variety of significant estimates and assumptions. Interest rate sensitivity modeling requires, among other things, estimates of how much and when yields and costs on individual categories of interest-earning assets and interest-bearing liabilities will respond to general changes in market rates, future cash flows and discount rates.

Gap analysis requires estimates as to when individual categories of interest-sensitive assets and liabilities will reprice, and assumes that assets and liabilities assigned to the same repricing period will reprice at the same time and in the same amount. Gap analysis does not account for the fact that repricing of assets and liabilities is discretionary and subject to competitive and other pressures.

The following table sets forth the estimated maturity/repricing structure of the Company's interest-bearing assets and interest-bearing liabilities at December 31, 2002. Except as stated below, the amounts of assets or liabilities shown which reprice or mature during a particular period were determined in accordance with the contractual terms of each asset or liability. The majority of interest-bearing demand deposits and savings deposits are assumed to be "core" deposits, or deposits that will remain at the Company regardless of market interest rates. The table does not assume any prepayment of fixed-rate loans.

RATE SENSITIVE GAP ANALYSIS

As of December 31, 2002

	Maturing or repricing					
	Three Months Or Less	Over Three To Twelve Months	Over One Year Through Five Years	Over Five Years	Not Rate-Sensitive	Total
(Dollars in thousands)						
Interest earning assets:						
Federal funds sold	$ 2,395	$ -	$ -	$ -	$ -	$ 2,395
Securities	5,128	9,362	42,872	18,601	-	75,963
Loans	244,259	23,247	5,363	13,255	2,161	288,285
Total interest earning assets	251,782	32,609	48,235	31,856	2,161	366,643
Cash and due from banks	-	-	-	-	17,804	17,804
Allowance for loan losses	-	-	-	-	(3,396)	(3,396)
Other Assets	-	-	-	-	20,783	20,783
Total assets	$251,782	$32,609	$48,235	$ 31,856	$ 37,352	$401,834

Interest bearing liabilities:						
Demand, interest bearing	$ 52,480	$ -	$ -	$ -	$ -	$ 52,480
Savings and money market	116,879	-	-	-	-	116,879
Time deposits	37,318	36,394	15,840	-	-	89,552
Fed funds purchased and Other borrowed money	78	-	-	-	-	78
Total interest bearing liabilities	206,755	36,394	15,840	-	-	258,989
Noninterest demand deposits	-	-	-	-	88,495	88,495
Other liabilities	-	-	-	-	3,147	3,147
Stockholders' equity	-	-	-	-	51,203	51,203
Total liabilities and Stockholders' equity	$206,755	$36,394	$15,840	$ -	$142,845	$401,834
Interest rate sensitivity GAP	$ 45,027	($3,785)	$32,395	$ 31,856	($105,493)	$ -
Cumulative interest rate sensitivity GAP	$ 45,027	$41,242	$73,637	$105,493	$ -	$ -
Cumulative interest rate sensitivity GAP ratio	17.88%	14.50%	22.14%	28.94%	-	-

Changes in estimates and assumptions made for interest rate sensitivity modeling and gap analysis could have a significant impact on projected results and conclusions. Therefore, these techniques may not accurately reflect the impact of general interest rate movements on the Company's net interest income or net portfolio value.

Because of the limitations in the gap analysis discussed above, members of the Company's Asset/Liability Management Committee believe that the interest sensitivity modeling more accurately reflects the effects and exposure to changes in interest rates. Net interest income simulation considers the relative sensitivities of the balance sheet, including the effect of interest rate caps on adjustable rate mortgages and the relatively stable aspects of core deposits. As such, net interest income simulation is designed to address the probability of interest rate changes and behavioral response of the balance sheet to those changes. Market Value of Portfolio Equity represents the fair value of the net present value of assets, liabilities and off-balance sheet items. The starting point (or "base case") for the following table is an estimate of the Company's net portfolio at December 31, 2002, using current discount rates, and an estimate of net interest income for 2003 assuming that both interest rates and the Company's interest-sensitive assets and liabilities remain at December 31, 2002 levels. The "rate shock" information in the table shows estimates of net portfolio value at December 31, 2002 and net interest income for 2002 assuming fluctuations or "rate shocks" of minus 50 and 100 basis points and plus 100 and 200 basis points. Minus 200 basis points not used because it would be greater than the Federal Funds rate. Rate shocks assume that current interest rates change immediately. The information set forth in the following table is based on significant estimates and assumptions, and constitutes a forward-looking statement within the meaning of that term set forth in Rule 173 of the Securities Act of 1933 and Rule 3-6 of the Securities Exchange Act of 1934.

Market Risk in Securities
Interest Rate Shock
At December 31, 2002

(Amount in thousands)

Available for Sale securities

	Rates Decline			Rates Increase	
Rate change	(0.5%)	(1%)	Current	+1%	+2%
Unrealized gain (loss)	$3,162	$3,917	$2,406	$895	($616)
Change from current	$756	$1,511		($1,511)	($3,022)

Market Risk on Net Interest Income
At December 31, 2002

(Amounts in thousands)

	Rates Decline			Rates Increase	
Rate change	(0.5%)	(1%)	Current	+1%	+2%
Change in net interest income	$21,209	$20,431	$21,871	$22,890	$23,909
Change from current	($662)	($1,440)		$1,019	$2,038

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

	Page
Independent Auditors' Report	45
Consolidated Balance Sheets, December 31, 2002 and 2001	47
Consolidated Statements of Earnings for the years ended December 31, 2002, 2001 and 2000	48
Consolidated Statements of Stockholders' Equity and Comprehensive Income for the years ended December 31, 2002, 2001 and 2000	49
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000	50
Notes to Consolidated Financial Statements	51

All schedules have been omitted since the required information is not present in amounts sufficient to require submission of the schedule or because the information required is included in the Financial Statements or notes thereto.



Three Embarcadero Center
San Francisco, CA 94111

Independent Auditors' Report

Board of Directors
FNB Bancorp:

We have audited the accompanying consolidated balance sheet of FNB Bancorp and subsidiary as of December 31, 2002 and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of FNB Bancorp and subsidiary as of December 31, 2002 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

San Francisco, California
February 28, 2003

KPMG LLP. KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

Grant Thornton

Accountants and Business Advisors

Report Of Independent Certified Public Accountants

Board of Directors
FNB Bancorp and Subsidiary

We have audited the accompanying consolidated balance sheet of FNB Bancorp and Subsidiary (formerly First National Bank of Northern California) as of December 31, 2001, and the related consolidated statements of earnings, stockholders' equity and comprehensive income and cash flows for each of two years in the period ended December 31, 2001. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FNB Bancorp and Subsidiary as of December 31, 2001, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

San Francisco, California
January 31, 2002

Suite 1100
One California Street
San Francisco, CA 94111
T 415.986.3900
F 415.986.3916
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

FNB BANCORP AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2002 and 2001

Assets	**2002**	**2001**
Cash and due from banks	$ 17,804,000	22,493,000
Federal funds sold	2,395,000	—
Cash and cash equivalents	20,199,000	22,493,000
Securities available-for-sale	75,963,000	65,311,000
Loans, net	284,889,000	288,067,000
Bank premises, equipment, and leasehold improvements	11,280,000	11,655,000
Accrued interest receivable and other assets	9,503,000	9,862,000
	$ 401,834,000	397,388,000
Liabilities and Stockholders' Equity		
Deposits:		
Demand, noninterest bearing	$ 88,495,000	87,982,000
Demand, interest bearing	52,480,000	55,357,000
Savings	116,879,000	98,891,000
Time	89,552,000	101,849,000
Total deposits	347,406,000	344,079,000
Federal funds purchased	—	2,100,000
Accrued expenses and other liabilities	3,225,000	4,686,000
Total liabilities	350,631,000	350,865,000
Commitments and contingencies		
Stockholders' equity:		
Common stock, no par value; authorized 10,000,000 shares; issued and outstanding 2,437,000 shares	26,492,000	—
Common stock, $1.25 par value; authorized 10,000,000 shares; issued and outstanding 2,319,000 shares	—	2,899,000
Additional paid-in capital	—	20,497,000
Retained earnings	22,907,000	22,546,000
Accumulated other comprehensive income	1,804,000	581,000
Total stockholders' equity	51,203,000	46,523,000
	$ 401,834,000	397,388,000

See accompanying notes to consolidated financial statements.

FNB BANCORP AND SUBSIDIARY

Consolidated Statements of Earnings

Years ended December 31, 2002, 2001, and 2000

	2002	2001	2000
Interest income:			
Interest and fees on loans	$ 22,664,000	26,024,000	25,811,000
Interest and dividends on securities	1,794,000	2,760,000	2,957,000
Interest on tax-exempt securities	1,461,000	1,449,000	1,427,000
Federal funds sold	240,000	611,000	667,000
Total interest income	26,159,000	30,844,000	30,862,000
Interest expense:			
Interest on deposits and other	4,273,000	7,924,000	8,191,000
Interest expense on other borrowings	15,000	11,000	—
Total interest expense	4,288,000	7,935,000	8,191,000
Net interest income	21,871,000	22,909,000	22,671,000
Provision for loan losses	150,000	300,000	425,000
Net interest income after provision for loan losses	21,721,000	22,609,000	22,246,000
Noninterest income:			
Service charges	1,989,000	1,657,000	1,661,000
Credit card fees	921,000	913,000	975,000
Gain on sale of bank premises, equipment, and leasehold improvements	14,000	—	701,000
Gain (loss) on sales of securities	121,000	58,000	(1,000)
Other	263,000	379,000	444,000
Total noninterest income	3,308,000	3,007,000	3,780,000
Noninterest expense:			
Salaries and employee benefits	10,604,000	10,532,000	9,453,000
Occupancy expense	1,246,000	1,290,000	1,122,000
Equipment expense	2,008,000	1,736,000	1,453,000
Advertising expense	324,000	384,000	428,000
Data processing expense	385,000	330,000	360,000
Professional fees	1,126,000	731,000	468,000
Director expense	150,000	150,000	132,000
Surety insurance	400,000	303,000	309,000
Telephone, postage, supplies	1,073,000	1,014,000	973,000
Bankcard expenses	787,000	735,000	693,000
Other	602,000	706,000	586,000
Total noninterest expense	18,705,000	17,911,000	15,977,000
Earnings before income tax expense	6,324,000	7,705,000	10,049,000
Income tax expense	1,510,000	2,468,000	2,921,000
Net earnings	$ 4,814,000	5,237,000	7,128,000
Earnings per share data:			
Basic	$ 1.98	2.15	2.93
Diluted	1.97	2.15	2.92
Weighted average shares outstanding:			
Basic weighted average shares outstanding	2,436,000	2,435,000	2,435,000
Diluted weighted average shares outstanding	2,445,000	2,441,000	2,437,000

See accompanying notes to consolidated financial statements.

FNB BANCORP AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity and Comprehensive Income

Years ended December 31, 2002, 2001, and 2000

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Comprehensive income	Total
	Shares	Amount					
Balance at December 31, 1999	2,104,000	$ 2,630,000	14,963,000	20,929,000	(1,015,000)		37,507,000
Comprehensive income:							
Net earnings	—	—	—	7,128,000	—	7,128,000	7,128,000
Other comprehensive income:							
Unrealized gain on securities, net of tax of $815,000	—	—	—	—	1,166,000	1,166,000	1,166,000
Comprehensive income						$ 8,294,000	
Cash dividends of $0.12 per share quarterly	—	—	—	(1,010,000)	—		(1,010,000)
Cash dividends of $0.75 per share	—	—	—	(1,657,000)	—		(1,657,000)
Stock dividend of 5%	105,000	131,000	2,847,000	(2,978,000)	—		—
Cash on fractional shares related to stock dividend	—	—	—	(7,000)	—		(7,000)
Stock options exercised	—	—	1,000	—	—		1,000
Balance at December 31, 2000	2,209,000	2,761,000	17,811,000	22,405,000	151,000		43,128,000
Comprehensive income:							
Net earnings	—	—	—	5,237,000	—	5,237,000	5,237,000
Other comprehensive income:							
Unrealized gain on securities, net of tax of $166,000	—	—	—	—	430,000	430,000	430,000
Comprehensive income						$ 5,667,000	
Cash dividends of $0.12 per share quarterly	—	—	—	(1,060,000)	—		(1,060,000)
Cash dividends of $0.52 per share	—	—	—	(1,206,000)	—		(1,206,000)
Stock dividend of 5%	110,000	138,000	2,686,000	(2,824,000)	—		—
Cash on fractional shares related to stock dividend	—	—	—	(6,000)	—		(6,000)
Balance at December 31, 2001	2,319,000	2,899,000	20,497,000	22,546,000	581,000		46,523,000
FNB Bancorp, 1-for-1 exchange of Bank stock	—	20,497,000	(20,497,000)	—	—		—
Comprehensive income:							
Net earnings	—	—	—	4,814,000	—	4,814,000	4,814,000
Other comprehensive income:							
Unrealized gain on securities, net of tax of $328,000	—	—	—	—	1,223,000	1,223,000	1,223,000
Comprehensive income						$ 6,037,000	
Cash dividends of $0.12 per share quarterly	—	—	—	(1,114,000)	—		(1,114,000)
Cash dividends of $0.12 per share	—	—	—	(292,000)	—		(292,000)
Stock dividend of 5%	116,000	3,040,000	—	(3,040,000)	—		—
Cash on fractional shares related to stock dividend	—	—	—	(7,000)	—		(7,000)
Stock options exercised	2,000	56,000	—	—	—		56,000
Balance at December 31, 2002	2,437,000	$ 26,492,000	—	22,907,000	1,804,000		51,203,000

See accompanying notes to consolidated financial statements.

FNB BANCORP AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2001, and 2000

	2002	2001	2000
Cash flows from operating activities:			
Net earnings	$ 4,814,000	5,237,000	7,128,000
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	1,735,000	1,557,000	1,169,000
(Gain) loss on sale of securities	(121,000)	(58,000)	1,000
Gain on sale of bank premises, equipment, and leasehold improvements	(14,000)	—	(701,000)
Provision for loan losses	150,000	300,000	425,000
Deferred taxes	183,000	432,000	(365,000)
Changes in assets and liabilities:			
Accrued interest receivable and other assets	176,000	(1,144,000)	(2,005,000)
Accrued expenses and other liabilities	(1,766,000)	(683,000)	1,624,000
Net cash provided by operating activities	5,157,000	5,641,000	7,276,000
Cash flows from investing activities:			
Proceeds from matured securities available-for-sale	29,682,000	22,140,000	16,290,000
Purchases of securities available-for-sale	(40,895,000)	(23,784,000)	(30,893,000)
Proceeds from sale of securities available-for-sale	2,078,000	24,236,000	—
Proceeds from matured securities held-to-maturity	—	—	—
Net decrease (increase) in loans	3,028,000	(58,699,000)	6,968,000
Proceeds from sales of bank premises, equipment, and leasehold improvements	14,000	8,000	1,006,000
Purchases of bank premises, equipment, and leasehold improvements	(1,153,000)	(2,181,000)	(1,415,000)
Net cash used in investing activities	(7,246,000)	(38,280,000)	(8,044,000)
Cash flows from financing activities:			
Net increase in demand and savings deposits	15,624,000	15,215,000	35,393,000
Net decrease in time deposits	(12,297,000)	(1,593,000)	(10,297,000)
Net (decrease) increase in federal funds purchased	(2,100,000)	2,100,000	—
Cash dividends paid	(1,413,000)	(2,272,000)	(2,674,000)
Issuance of common stock	56,000	—	1,000
Payments on capital note payable	(75,000)	(71,000)	(76,000)
Net cash (used in) provided by financing activities	(205,000)	13,379,000	22,347,000
Net (decrease) increase in cash and cash equivalents	(2,294,000)	(19,260,000)	21,579,000
Cash and cash equivalents at beginning of year	22,493,000	41,753,000	20,174,000
Cash and cash equivalents at end of year	$ 20,199,000	22,493,000	41,753,000
Additional cash flow information:			
Interest paid	$ 4,763,000	8,099,000	7,832,000
Income taxes paid	530,000	2,932,000	3,927,000
Noncash – stock dividend	3,040,000	2,824,000	2,978,000

See accompanying notes to consolidated financial statements.

(1) The Company and Summary of Significant Accounting Policies

FNB Bancorp (the Company) is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Company was incorporated under the laws of the State of California on February 28, 2001. The consolidated financial statements include the accounts of FNB Bancorp and its wholly owned subsidiary, First National Bank of Northern California (the Bank). The Bank provides traditional banking services in San Mateo and San Francisco counties.

The Bank and the Company entered into an Agreement and Plan of Reorganization dated November 1, 2001 (the Plan of Reorganization), and the shareholders of the Bank approved the Plan of Reorganization at a Special Meeting of the Shareholders of the Bank held on February 27, 2002. The Plan of Reorganization was consummated on March 15, 2002. Each outstanding share of the common stock, par value $1.25 per share, of the Bank (other than any shares as to which dissenters' rights of appraisal have been properly exercised) was converted into one share of the no par common stock of the Company, and the former holders of Bank common stock became the holders of all of the Company common stock. The change in capital structure has been included for all periods presented.

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates. For the Bank the significant accounting estimate is the allowance for loan losses (note 1(f)). A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

(a) *Basis of Presentation*

The accounting and reporting policies of the Company and its wholly owned subsidiary are in accordance with accounting principles generally accepted in the United States of America. All significant intercompany balances and transactions have been eliminated.

(b) *Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are sold for one-day periods. Included in cash and cash equivalents are amounts restricted for the Federal Reserve requirement of approximately $539,000 and $10,573,000 at December 31, 2002 and 2001, respectively.

(c) *Investment Securities*

Investment securities consist of U.S. Treasury securities, U.S. agency securities, obligations of states and political subdivisions, obligations of U.S. corporations, mortgage-backed securities and other securities. At the time of purchase of a security, the Company designates the security as held-to-maturity or available-for-sale, based on its investment objectives, operational needs, and intent to hold. The Company does not purchase securities with the intent to engage in trading activity.

Held-to-maturity securities are recorded at amortized cost, adjusted for amortization or accretion of premiums or discounts. Available-for-sale securities are recorded at fair value with unrealized holding gains and losses, net of the related tax effect, reported as a separate component of stockholders' equity until realized.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary results in a charge to earnings and the corresponding establishment of a new cost basis for the security. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

(d) ***Derivatives***

All derivatives are recognized as either assets or liabilities in the balance sheet and measured at fair value. The Company does not hold any derivatives at December 31, 2002 and 2001.

(e) ***Loans***

Loans are reported at the principal amount outstanding, net of deferred loan fees and the allowance for loan losses. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. For a loan that has been restructured, the contractual terms of the loan agreement refer to the contractual terms specified by the original loan agreement, not the contractual terms specified by the restructuring agreement. An impaired loan is measured based upon the present value of future cash flows discounted at the loan's effective rate, the loan's observable market price, or the fair value of collateral if the loan is collateral dependent. Interest on impaired loans is recognized on a cash basis. If the measurement of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by a charge to the allowance for loan losses.

Unearned discount on installment loans is recognized as income over the terms of the loans by the interest method. Interest on other loans is calculated by using the simple interest method on the daily balance of the principal amount outstanding.

Loan fees net of certain direct costs of origination, which represent an adjustment to interest yield, are deferred and amortized over the contractual term of the loan using the interest method.

(Continued)

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest. Restructured loans are loans on which concessions in terms have been granted because of the borrowers' financial difficulties. Interest is generally accrued on such loans in accordance with the new terms.

(f) Allowance for Loan Losses

The allowance for loan losses is established through a provision charged to expense. Loans are charged off against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans, standby letters of credit, overdrafts and commitments to extend credit based on evaluations of collectibility and prior loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, commitments, and current and anticipated economic conditions that may affect the borrowers' ability to pay. While management uses these evaluations to determine the level of the allowance for loan losses, future provisions may be necessary based on changes in the factors used in the evaluations.

Material estimates relating to the determination of the allowance for loan losses are particularly susceptible to significant change in the near term. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, the banking regulators, as an integral part of its examination process, periodically reviews the Bank's allowance for loan losses. The banking regulators may require the Bank to recognize additions to the allowance based on their judgment about information available to them at the time of their examination.

(g) Depreciation and Amortization

Depreciation is provided by the straight-line method over the estimated service lives of related assets ranging from 2 to 25 years. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter.

(Continued)

(h) ***Cash Dividends***

The Company's ability to pay cash dividends is subject to restrictions set forth in the California General Corporation Law. Funds for payment of any cash dividends by the Company would be obtained from its investments as well as dividends and/or management fees from First National Bank. First National Bank's ability to pay cash dividends is subject to restrictions imposed under the National Bank Act and regulations promulgated by the Office of the Comptroller of the Currency.

(i) ***Income Taxes***

Deferred income taxes are determined using the assets and liabilities method. Under this method, the net deferred tax asset or liability is recognized for tax consequences of temporary differences by applying current tax rates to differences between the financial reporting and the tax basis of existing assets and liabilities. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

(j) ***Stock Option Plan***

Stock options issued under the Company's stock option plan are accounted for using the intrinsic value method at the grant date, under which compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price, and no compensation cost is recognized for them. The Bank has elected to continue with the accounting methodology in Accounting Principles Board Opinion No. 25 and, as a result, has provided pro forma disclosures of net earnings and earnings per share and other disclosures, as if the fair value based method of accounting had been applied as follows:

		2002	2001	2000
Net earnings	As reported	$ 4,814,000	5,237,000	7,128,000
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects		(10,000)	(7,000)	(6,000)
Net earnings	Pro forma	$ 4,804,000	5,230,000	7,122,000
Basic earnings per share	As reported	1.98	2.15	2.93
	Pro forma	1.97	2.15	2.92
Diluted earnings per share	As reported	1.97	2.15	2.92
	Pro forma	1.96	2.14	2.92

(Continued)

(k) Earnings Per Share

Earnings per common share (EPS) is computed based on the weighted average number of common shares outstanding during the period. Basic EPS excludes dilution and is computed by dividing net earnings by the weighted average of common shares outstanding. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Retroactive recognition has been given for all periods presented for the issuance of stock dividends.

Earnings per share have been computed based on the following:

	Year ended December 31		
	2002	2001	2000
Net earnings	$ 4,814,000	5,237,000	7,128,000
Average number of shares outstanding	2,436,000	2,435,000	2,435,000
Effective of dilutive options	9,000	6,000	2,000
Average number of shares outstanding used to calculate diluted earnings per share	2,445,000	2,441,000	2,437,000

Options to purchase 18,811 shares of common stock were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. The options, which expire on May 13, 2008, were still outstanding at December 31, 2002.

(l) Fair Values of Financial Instruments

The notes to financial statements include various estimated fair value information as of December 31, 2002 and 2001. Such information, which pertains to the Company's financial instruments, does not purport to represent the aggregate net fair value of the Company. Further, the fair value estimates are based on various assumptions, methodologies and subjective considerations, which vary widely among different financial institutions and which are subject to change.

(m) Income Tax Credits

At December 31, 2002, the Bank had a $2,125,000 equity investment in three partnerships, which own low-income affordable housing projects that generate tax benefits in the form of federal and state housing tax credits. As a limited partner investor in these partnerships, the Company receives tax benefits in the form of tax deductions from partnership operating losses and federal and state income tax credits. The federal and state income tax credits are earned over a 10-year period as a result of the investment properties meeting certain criteria and are subject to recapture for noncompliance with such criteria over a 15-year period. The expected benefit resulting from the low-income housing tax credits is recognized in the period for which the tax benefit is recognized in the Company's consolidated tax returns. These investments are accounted for using the effective yield method and are recorded in other assets on the balance sheet. Under the effective yield method, the Company recognizes tax credits as they are allocated and amortizes the initial cost of the investments to provide a constant effective yield over the period that tax credits are allocated to the Company. The effective yield is the internal rate of return on the investment, based on the cost of the investment and the guaranteed tax credits allocated to the Company. Any expected residual value of the investment was excluded from the effective yield calculation. Cash received from operations of the limited partnership or sale of the properties, if any, will be included in earnings when realized or realizable. These investments are included in other securities in securities available-for-sale.

(n) Reclassifications

Certain prior year information has been reclassified to conform to current year presentation.

(2) Restricted Cash Balance

Cash and due from banks include balances with the Federal Reserve Bank (the FRB). The Bank is required to maintain specified minimum average balances with the FRB, based primarily upon the Bank's deposit balances. As of December 31, 2002 and 2001, the Bank maintained deposits in excess of the FRB reserve requirement.

(3) Securities Available-for-Sale

The amortized cost and fair value of securities available-for-sale are as follows:

	Amortized cost	Unrealized gains	Unrealized losses	Fair value
December 31, 2002:				
Obligations of U.S. Government Agencies	$ 31,759,000	391,000	—	32,150,000
Obligations of states and political subdivisions	29,595,000	1,799,000	(2,000)	31,392,000
Corporate debt	10,078,000	223,000	(5,000)	10,296,000
Other securities	2,125,000	—	—	2,125,000
	$ 73,557,000	2,413,000	(7,000)	75,963,000

(Continued)

	Amortized cost	Unrealized gains	Unrealized losses	Fair value
December 31, 2001:				
U.S. Treasury Bonds	$ 1,000,000	29,000	—	1,029,000
Obligations of U.S. Government Agencies	26,994,000	388,000	—	27,382,000
Obligations of states and political subdivisions	29,119,000	395,000	(53,000)	29,461,000
Corporate debt	5,049,000	97,000	(3,000)	5,143,000
Other securities	2,296,000	—	—	2,296,000
	$ 64,458,000	909,000	(56,000)	65,311,000

The amortized cost and fair value of debt securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized cost	Fair value
Available-for-sale:		
Due in one year or less	$ 14,345,000	14,489,000
Due after one year through five years	41,604,000	42,873,000
Due after five years through ten years	14,463,000	15,390,000
Due after ten years	3,145,000	3,211,000
	$ 73,557,000	75,963,000

For the years ended December 31, 2002, 2001, and 2000, gross realized gains amounted to $121,000, $284,000 and $20,000, respectively. For the years ended December 31, 2002, 2001, and 2000, gross realized losses amounted to $0, $226,000, and $21,000, respectively. The tax benefit (provision) applicable to these net realized gains and losses amounted to $(33,000), $(16,000) and $0, respectively in 2002, 2001, and 2000.

At December 31, 2002 and 2001, securities with an amortized cost and fair value of $30,576,000 and $32,274,000 and $42,840,000 and $42,961,000, respectively, were pledged as collateral for public deposits and for other purposes as required by law.

As of December 31, 2002 and 2001, the Bank had investments in Federal Reserve Bank stock classified as other assets in the accompanying balance sheets of $702,000 and $617,000, respectively. These investments in Federal Reserve Bank stock are carried at cost, and evaluated periodically for impairment.

(Continued)

(4) Loans, Net

Loans are summarized as follows at December 31:

	2002	2001
Real estate	$ 211,473,000	217,650,000
Construction	32,947,000	34,016,000
Commercial	42,549,000	39,195,000
Consumer & other	2,956,000	2,600,000
	289,925,000	293,461,000
Allowance for loan losses	(3,396,000)	(3,543,000)
Net deferred loan fees	(1,640,000)	(1,851,000)
	$ 284,889,000	288,067,000

The Bank had total impaired loans of $2,161,000 and $1,959,000 at December 31, 2002 and 2001, respectively. The allowance for loan losses related to the impaired loans was $2,114,000 and $225,000 as of December 31, 2002 and 2001 respectively. There were no impaired loans without a valuation allowance as of December 31, 2002 and 2001. The average recorded investment in impaired loans during 2002, 2001, and 2000 was $2,063,000, $1,963,000 and $1,197,000, respectively. Interest income on impaired loans of $379,000, $32,000, and $0 was recognized for cash payments received in 2002, 2001, and 2000, respectively. The Bank has nonaccrual loans of $2,161,000 and $1,964,000 at December 31, 2002 and 2001, respectively.

(5) Allowance for Loan Losses

Changes in the allowance for loan losses are summarized as follows for the years ended December 31:

	2002	2001	2000
Balance, beginning of year	$ 3,543,000	3,332,000	2,920,000
Loans charged off	(305,000)	(94,000)	(23,000)
Recoveries	8,000	5,000	10,000
Net loans charged off	(297,000)	(89,000)	(13,000)
Provision for loan losses	150,000	300,000	425,000
Balance, end of year	$ 3,396,000	3,543,000	3,332,000

(Continued)

(6) Related Party Transactions

In the ordinary course of business, the Bank made loans and advances under lines of credit to directors, officers, and their related interests. The Bank's policies require that all such loans be made at substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than normal risk or unfavorable features. The following summarizes activities of loans to such parties in 2002:

Balance, beginning of year	$	5,537,000
Additions		966,000
Repayments		(4,768,000)
Balance, end of year	$	1,735,000

(7) Bank Premises, Equipment, and Leasehold Improvements

Bank premises, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization, and are summarized as follows at December 31:

		2002	2001
Buildings	$	6,830,000	6,705,000
Equipment		6,809,000	5,992,000
Leasehold improvements		505,000	546,000
		14,144,000	13,243,000
Accumulated depreciation and amortization		(6,853,000)	(5,576,000)
		7,291,000	7,667,000
Land		3,989,000	3,988,000
	$	11,280,000	11,655,000

Depreciation expense for the years ended December 31, 2002, 2001, and 2000 was $1,354,000, $1,227,000, and $1,169,000, respectively.

(8) Deposits

The aggregate amount of jumbo time certificates, each with a minimum denomination of $100,000 or more, was $37,676,000 and $45,899,000 at December 31, 2002 and 2001, respectively.

At December 31, 2002, the scheduled maturities of time certificates of $100,000 and over are as follows:

Year ending December 31:		
2003	$	33,593,000
2004		3,033,000
2005		1,050,000
	$	37,676,000

(9) Commitments and Contingencies

The Bank leases a portion of its facilities and equipment under noncancelable operating leases expiring at various dates through 2009. Some of these operating leases provide that the Bank pay taxes, maintenance, insurance, and other occupancy expense applicable to leased premises. Generally, the leases provide for renewal for various periods at stipulated rates.

The minimum rental commitments under the operating leases as of December 31, 2002 are as follows:

Year ending December 31:		
2003	$	316,000
2004		180,000
2005		120,000
2006		117,000
2007		111,000
Thereafter		184,000
	$	1,028,000

Total rent expense for operating leases was $373,000, $414,000, and $316,000, in 2002, 2001, and 2000, respectively.

The Bank is engaged in various lawsuits either as plaintiff or defendant in the ordinary course of business and in the opinion of management, based upon the advice of counsel, the ultimate outcome of these lawsuits will not have a material effect of the Bank's financial statements.

(10) Bank Savings Plan

The Bank maintains a salary deferral 401(k) plan covering substantially all employees known as the First National Bank Savings Plan (the Plan). The Plan allows employees to make contributions to the Plan up to a maximum allowed by law and the Bank's contribution is discretionary. The Plan expense for the years ended December 31, 2002, 2001, and 2000 was $480,000, $524,000, and $750,000, respectively.

(Continued)

(11) Salary Continuation and Deferred Compensation Plans

The Bank maintains a Salary Continuation Plan and Deferred Compensation Plan for certain Bank officers. Officers participating in the Salary Continuation Plan are entitled to receive a monthly payment for a period of fifteen to twenty years upon retirement. The Salary Continuation Plan expense for the years ended December 31, 2002, 2001, and 2000 was $131,000, $216,000, and $221,000, respectively.

The Deferred Compensation Plan allows eligible officers to defer annually their compensation up to a maximum 80% of their base salary and 100% of their cash bonus. The officer will be entitled to receive distribution upon reaching a specified age, passage of at least five years or termination of employment. As of December 31, 2002 and 2001, the liability included in accrued expenses and other liabilities was $1,093,000 and $1,039,000, respectively. The Plan is a nonqualified plan funded with bank owned life insurance policies taken on the life of the officer. The Bank is the beneficiary and owner of the policies. The cash surrender value of the related insurance polices as of December 31, 2002 and 2001 totaled $2,864,000 and $2,751,000, respectively.

(12) Income Taxes

The provision for income taxes for the years ended December 31, consists of the following:

	2002	2001	2000
Current:			
Federal	$ 1,210,000	1,640,000	2,704,000
State	117,000	396,000	582,000
Deferred:			
Federal	175,000	352,000	(369,000)
State	8,000	80,000	4,000
	$ 1,510,000	2,468,000	2,921,000

The reasons for the differences between the statutory federal income tax rate and the effective tax rates for the years ended December 31, are summarized as follows:

	2002	2001	2000
Statutory rates	34.0%	34.0%	34.0%
Increase (decrease) resulting from:			
Tax-exempt income	(11.5)%	(6.1)%	(4.7)%
State income taxes, net of federal benefit	1.3%	4.4%	4.2%
Tax refund	—	—	(3.9)%
Other, net	(0.1)%	(0.3)%	(0.6)%
Effective rate	23.7%	32.0%	29.0%

(Continued)

The tax effect of temporary differences giving rise to the Bank's net deferred tax asset is as follows:

	December 31	
	2002	2001
Deferred tax assets:		
Allowance for loan losses	$ 1,373,000	1,436,000
Capitalized interest on buildings	36,000	38,000
Various accruals	1,256,000	1,240,000
Total deferred tax assets	2,665,000	2,714,000
Deferred tax liabilities:		
State income taxes	400,000	290,000
Unrealized appreciation of available-for-sale securities	602,000	351,000
Depreciation	306,000	282,000
Total deferred tax liabilities	1,308,000	923,000
Net deferred tax asset	$ 1,357,000	1,791,000

Based upon projections for future taxable income over the next year in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. There was no valuation allowance necessary at December 31, 2002 or December 31, 2001.

(13) Financial Instruments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit in the form of loans or through standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet.

The Bank's exposure to credit loss is represented by the contractual amount of those instruments and is usually limited to amounts funded or drawn. The contract or notional amounts of these agreements, which are not included in the balance sheets, are an indicator of the Bank's credit exposure. Commitments to extend credit generally carry variable interest rates and are subject to the same credit standards used in the lending process for on-balance-sheet instruments. Additionally, the Bank periodically reassesses the customer's creditworthiness through ongoing credit reviews. The Bank generally requires collateral or other security to support commitments to extend credit. The following table provides summary information on financial institutions whose contract amounts represent credit risk as of December 31:

	2002	2001
Financial instruments whose contract amounts represent credit risk:		
Undisbursed loan commitments	$ 27,947,000	34,872,000
Lines of credit	28,348,000	27,232,000
MasterCard lines	2,618,000	3,144,000
Standby letters of credit	2,557,000	2,736,000
	$ 61,470,000	67,984,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial and residential properties.

Equity reserve and unused credit card lines are additional commitments to extend credit. Many of these customers are not expected to draw down their total lines of credit, and therefore, the total contract amount of these lines does not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The Bank issues both financial and performance standby letters of credit. The financial standby letters of credit are primarily to guarantee payment to third parties. As of December 31, 2002, there were $2,170,000 issued in financial standby letters of credit and the Bank carried no liability. The performance standby letters of credit are typically issued to municipalities as specific performance bonds. As of December 31, 2002 there were $387,000 issued in performance standby letters of credit and the Banks carried no liability. The terms of the guarantees will expire primarily in 2003. The Banks have experienced no draws on these letters of credit, and do not expect to in the future; however, should a triggering event occur, the Banks either have collateral in excess of the letter of credit or imbedded agreements of recourse from the customer.

(Continued)

The following methods and assumptions were used by the Company.

(a) ***Cash and Cash Equivalents***

The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

(b) ***Securities***

Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

(c) ***Loans***

Fair values for variable-rate loans that reprice frequently and have no significant change in credit risk are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

(d) ***Off-Balance-Sheet Instruments***

Fair values for the Company's off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit standing of the counterparties.

(e) ***Deposit Liabilities***

The fair values estimated for demand deposits (interest and noninterest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of the aggregate expected monthly maturities on time deposits.

(f) ***Federal Funds Sold/Purchased***

The carrying amount of federal funds sold/purchased approximates their fair values.

(Continued)

The following table provides summary information on the estimated fair value of financial instruments at December 31, 2002:

		Carrying amount	Fair value
Financial assets:			
Cash and cash equivalents	$	20,199,000	20,199,000
Securities available for sale		75,963,000	75,963,000
Loans, net		284,889,000	288,346,000
Financial liabilities:			
Deposits		347,406,000	348,315,000
Off-balance-sheet liabilities:			
Undisbursed loan commitments, lines of credit, Mastercard line, and standby letters of credit		—	750,000

The following table provides summary information on the estimated fair value of financial instruments at December 31, 2001:

		Carrying amount	Fair value
Financial assets:			
Cash and cash equivalents	$	22,493,000	22,493,000
Securities available for sale		65,311,000	65,311,000
Loans, net		288,067,000	287,250,000
Financial liabilities:			
Deposits		344,079,000	343,996,000
Federal funds purchased		2,100,000	2,100,000
Off-balance-sheet liabilities:			
Undisbursed loan commitments, lines of credit, Mastercard line, and standby letters of credit		—	830,000

(Continued)

The carrying amounts include $2,161,000 of nonaccrual loans (loans that are not accruing interest) at December 31, 2002 only. Management has determined that primarily because of the uncertainty of predicting an observable market interest rate excessive amounts of time and money would be incurred to estimate the fair values of nonperforming assets. As such, these assets are recorded at their carrying amount in the estimated fair value columns. The following aggregate information is provided at December 31, about the contractual provisions of these assets:

		2002	2001
Aggregate carrying amount	$	2,161,000	1,959,000
Effective rate		6.67%	8.07%
Average term to maturity		18 months	32 months

(14) Significant Group Concentrations of Credit Risk

Most of the Bank's business activity is with customers located within San Mateo and San Francisco counties. Generally, the loans are secured by assets of the borrowers. The loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrowers. The Bank does not have significant concentrations of loans to any one industry.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers.

The contractual amounts of credit-related financial instruments such as commitments to extend credit, credit-card arrangements, and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

(15) Regulatory Matters

The Company, as a bank holding company, is subject to regulation by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

(Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Company and the Bank have met all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the regulatory agencies categorized the Company and each of the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Company and the Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company's or any of the Banks' categories.

The Company's actual capital amounts and ratios are also presented in the following table:

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2002:						
Total risk-based capital (to Risk Weighted Assets)	$ 52,787,000	14.87%	$ 28,391,000	≥ 8.0%	$ 35,489,000	≥ 10.0%
Tier I capital (to Risk Weighted Assets)	49,391,000	13.92	14,195,000	4.0	21,293,000	6.0
Tier I capital (to Average Assets)	49,391,000	12.16	16,247,000	4.0	20,309,000	5.0

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2001:						
Total risk-based capital (to Risk Weighted Assets)	$ 49,000,000	13.98%	$ 28,000,000	≥ 8.0%	$ 35,000,000	≥ 10.0%
Tier I capital (to Risk Weighted Assets)	46,000,000	12.98	14,000,000	4.0	21,000,000	6.0
Tier I capital (to Average Assets)	46,000,000	11.41	16,000,000	4.0	20,000,000	5.0

(16) Stock Option Plan

In 1997, the Company adopted an incentive employee stock option plan, known as the 1997 FNB Bancorp Plan. In 2002, the Company adopted an incentive employee option plan, known as the 2002 FNB Bancorp Plan. The plans allow the Company to grant options to employees of up to 255,256 shares, which includes effect of stock dividends, of common stock. Options currently outstanding become exercisable in one to five years from the grant date, based on a vesting schedule of 20% per year and expire 10 years after the grant date. The options exercise price is the fair value of the options at the grant date.

The fair value of each option granted is estimated on the date of grant using the fair value method with the following weighted average assumptions used for grants in 2002; dividend yield of 7.4% for the year; risk-free interest rate of 3.8%; expected volatility of 12%; expected life of 10 years; and weighted average fair value of $0.40. The assumptions used for grants in 2001; dividend yield of 9% for the year; risk-free interest rate of 5.4%; expected volatility of 6.8%; expected life of 10 years; and weighted average fair value of $0.49. The assumptions used for grants in 2000; dividend yield of 10% for the year; risk-free interest rate of 6.1%; expected volatility of 11%; expected life of 10 years; and weighted average fair value of $0.83.

	Shares	Weighted average exercise price
2002 FNB Bancorp Plan:		
Outstanding at January 1, 2001	—	$ —
Granted	32,503	26.19
Expired/forfeited	(367)	26.19
Outstanding at December 31, 2002	32,136	$ 26.19
Options exercisable at December 31, 2002	1,572	$ 26.19

The following information applies to options outstanding at December 31, 2002:

Range of exercise prices	$ 26.19
Options outstanding	32,136
Weighted average remaining contractual life (years)	9.6

(Continued)

A summary of the status of the Company's fixed stock option plans as of December 31, 2002, 2001, 2000 is presented below:

	Shares	Weighted average exercise price
1997 FNB Bancorp Plan:		
Outstanding at January 1, 2000	49,836	$ 24.05
Granted	34,728	21.65
Exercised	(22)	22.99
Expired/forfeited	(10,821)	23.76
Outstanding at December 31, 2000	73,721	22.94
Granted	34,415	22.72
Expired/forfeited	(3,511)	23.50
Outstanding at December 31, 2001	104,625	22.91
Exercised	(2,529)	22.46
Expired/forfeited	(17,514)	23.17
Outstanding at December 31, 2002	84,582	$ 22.91
Options exercisable at December 31, 2002	40,542	23.26
Options exercisable at December 31, 2001	29,199	23.54
Options exercisable at December 31, 2000	14,649	24.06

The following information applies to options outstanding at December 31, 2002:

Range of exercise prices	$ 21.71 – 23.44
Options outstanding	84,582
Weighted average remaining contractual life (years)	7.1

(Continued)

(17) Quarterly Data (Unaudited)

	Quarterly			
	First	Second	Third	Fourth
2002:				
Interest income	$ 6,528,000	6,555,000	6,516,000	6,560,000
Interest expense	1,167,000	1,143,000	1,090,000	888,000
Net interest income	5,361,000	5,412,000	5,426,000	5,672,000
Provision for loan losses	75,000	75,000	—	—
Net interest income, after provision for loan losses	5,286,000	5,337,000	5,426,000	5,672,000
Non-interest income	686,000	790,000	905,000	927,000
Non-interest expense	4,870,000	4,804,000	4,514,000	4,517,000
Income before income taxes	1,102,000	1,323,000	1,817,000	2,082,000
Provision for income taxes	336,000	308,000	457,000	409,000
Net earnings	$ 766,000	1,015,000	1,360,000	1,673,000
Basic earnings per share	$ 0.31	0.42	0.56	0.69
Diluted earnings per share	0.31	0.42	0.56	0.68

	Quarterly			
	First	Second	Third	Fourth
2001:				
Interest income	$ 8,052,000	8,119,000	7,928,000	6,745,000
Interest expense	2,292,000	2,239,000	1,945,000	1,459,000
Net interest income	5,760,000	5,880,000	5,983,000	5,286,000
Provision for loan losses	75,000	75,000	75,000	75,000
Net interest income, after provision for loan losses	5,685,000	5,805,000	5,908,000	5,211,000
Non-interest income	847,000	712,000	750,000	698,000
Non-interest expense	4,239,000	4,505,000	4,346,000	4,821,000
Income before income taxes	2,293,000	2,012,000	2,312,000	1,088,000
Provision for income taxes	734,000	644,000	740,000	350,000
Net earnings	$ 1,559,000	1,368,000	1,572,000	738,000
Basic earnings per share	$ 0.64	0.56	0.65	0.30
Diluted earnings per share	0.64	0.56	0.65	0.30

(18) Recent Accounting Pronouncements

(a) SFAS No. 142, Goodwill and Other Intangible Assets

Financial Accounting Standards Board (FASB) Statement No. 142, *Goodwill and Other Intangible Assets*. The Statement was adopted effective January 1, 2002. Statement No. 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement No. 142. Statement No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*. The Company does not have any goodwill and intangible assets acquired in business combinations.

(b) SFAS 143, Accounting for Asset Retirement Obligations

FASB Statement No. 143, *Accounting for Asset Retirement Obligations*. The Statement addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Statement requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. This Statement was adopted effective June 15, 2002 and adoption is not expected to have a material impact on the financial condition or operating results of the Company.

(c) SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets

FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Statement No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of this Statement were adopted effective January 1, 2002. Adoption did not have a material impact on the financial condition or operating results of the Company.

(d) SFAS No. 145, Rescissions of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.

The provisions of this Statement related to the rescission of Statement 4 are applicable in fiscal years beginning after May 15, 2002. The provisions of this Statement related to Statement 13 are effective for transactions occurring after May 15, 2002. All other provisions of this Statement are effective for financial statements issued on or after May 15, 2002. Adoption of the provisions applicable to the year ended December 31, 2002 did not have a material impact on the financial condition or operating results of the Company.

(e) SFAS No. 146, Accounting for Costs Associated with Exit or Disposed Activities

The provisions of this Statement are effective for exit and disposal activities that are initiated after December 31, 2002. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The Company does not currently have plans to exit or dispose of activities.

(Continued)

(f) ***SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure***

The provisions of this Statement amend FASB Statement No. 123, *Accounting for Stock-Based Compensation*, and provide alternative methods of transition for enterprises that elect to change to the Statement No. 123 fair value method of accounting for stock-based employee compensation. The Statement also amends the disclosure requirements of Statement No. 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Effective January 1, 2003, the Company adopted the fair value recognition provisions of Statement No. 123 prospectively for all employee awards granted, modified, or settled after January 1, 2003.

(g) ***FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (the Interpretation)***

This Interpretation addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. These disclosure requirements are included in note 13 to the consolidated financial statement. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees.

The Interpretation requires the guarantor to recognize a liability for the noncontingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements.

As noted above the Company has adopted the disclosure requirement of the Interpretation (note 13) and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. To date, the Company has not entered into guarantees but has modified guarantees in the amount of $10,000 pursuant to the provisions of the Interpretation.

(h) ***FASB Interpretation No. 46, Consolidation of Variable Interest Entities***

Interpretation No. 46 addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics: 1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support from other parties, or 2) the equity investors lack one or more of the following essential characteristics of a controlling financial interest: a) the direct or indirect ability to make decisions about the entity's activities through voting or similar rights, b) the obligation to absorb the expected losses of the entity if they occur, or c) the right to receive the expected residual returns of the entity if they occur. The Interpretation requires existing variable interest entities to be consolidated if those entities do not effectively disburse risks amount parties involved. Adoption of the provisions applicable to the year ended December 31, 2002 did not have a material impact on the financial condition or operating results of the Company.

(19) Condensed Financial Information of Parent Company

The parent company-only condensed balance sheets, condensed statements of income, and condensed statements of cash flows information are presented as of and for the year ended December 31, 2002 as follows:

Condensed balance sheet		
Assets:		
Cash and due from banks	$	117,000
Investments in subsidiary		51,295,000
Other assets		392,000
Total assets	$	51,804,000
Liabilities:		
Other liabilities	$	601,000
Stockholders' equity		51,203,000
Total liabilities and stockholders' equity	$	51,804,000

Condensed statement of income		
Income:		
Dividend income from subsidiary	$	1,478,000
Total income		1,478,000
Expense:		
Interest expense		6,000
Other expense		177,000
Total expense		183,000
Income before income taxes and equity in undistributed earnings of subsidiary		1,295,000
Income tax expense		309,000
Income before equity in undistributed earnings of subsidiary		986,000
Equity in undistributed earnings of subsidiary		3,828,000
Net earnings	$	4,814,000

(Continued)

FNB BANCORP AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

Condensed statement of cash flows

Net earnings	$	4,814,000
Change in other assets		(392,000)
Change in other liabilities		601,000
Undistributed earnings of subsidiary		(3,828,000)
Cash flows provided by operating activities		1,195,000
Increase in investment to subsidiary		(13,000)
Cash flows used in investing activities		(13,000)
Proceeds from exercise of common stock options		56,000
Dividends paid		(1,121,000)
Cash flows provided by financing activities		(1,065,000)
Net increase in cash		117,000
Cash, beginning of period		—
Cash, end of period	$	117,000



(THIS PAGE INTENTIONALLY LEFT BLANK)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

As previously reported by the Company, the Board of Directors of the Company, on September 27, 2002, approved the recommendation of the Audit Committee of the Board of Directors to change the Company's independent auditors. The firm of Grant Thornton LLP served the Company as independent auditors for the 2001 fiscal year. On September 27, 2002, the Company notified Grant Thornton LLP of their dismissal and termination as independent auditors for the Company, effective September 30, 2002. Also as previously reported, the Company engaged KPMG LLP as the Company's independent auditors for the 2002 fiscal year, effective as of September 30, 2002.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by Item 10 of Form 10-K is incorporated by reference to the information contained in the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 of Form 10-K is incorporated by reference to the information contained in the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by Item 12 of Form 10-K is incorporated by reference to the information contained in the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Item 13 of Form 10-K is incorporated by reference to the information contained in the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

ITEM 14. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Internal Controls. Within the 90 days prior to the date of this Annual Report on Form 10-K, the Company evaluated the effectiveness of the design and operation of its "disclosure controls and procedures" (the "Disclosure Controls"), and its "internal controls and procedures for financial reporting" (the "Internal Controls"). This evaluation (the "Controls Evaluation") was done under the supervision and with the participation of management, including the Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO"). In this Item 14 are presented the conclusions of the CEO and the CFO about the effectiveness of the Disclosure Controls and the Internal Controls, based on and as of the date of the Controls Evaluation.

CEO and CFO Certifications. Appearing immediately following the signatures section of this Annual Report are two separate forms of "Certifications" of the CEO and the CFO. The first form of certification is required in accord with Section 302 of the Sarbanes-Oxley Act of 2002 (the "Section 302 Certification"). The information set forth in this Item 14 concerns the Controls Evaluation referred to in the Section 302 Certifications, and such information should be read in conjunction with the Section 302 Certifications for a more complete understanding of the topics presented.

Disclosure Controls and Internal Controls. Disclosure Controls are procedures that are designed with the objective of ensuring that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 (the "Exchange Act"), such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Disclosure Controls are also designed with the objective of ensuring that such information is accumulated and communicated to management, including the CEO and the CFO, as appropriate to allow timely decisions regarding required disclosure. Internal Controls are procedures which are designed with the objective of providing reasonable assurance that (1) transactions are properly authorized; (2) assets are safeguarded against unauthorized or improper use; and (3) transactions are properly recorded and reported, all to permit the preparation of the Company's financial statements in conformity with generally accepted accounting principles.

Limitations on the Effectiveness of Controls. The Company's management (including the CEO and the CFO) does not expect that Disclosure Controls or Internal Controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Scope of the Controls Evaluation. The CEO and CFO evaluation of Disclosure Controls and Internal Controls included a review of the controls' objectives and design, the controls' implementation by the Company and the effect of the controls on the information generated for use in this Annual Report. In the course of the Controls Evaluation, management sought to identify data errors, controls problems or acts of fraud and to confirm that appropriate corrective action, including process improvements, were being undertaken.

Internal Controls are also evaluated on an ongoing basis as part of the internal audits and reviews performed by outside consultants and by other personnel in the Company. The overall goals of these various evaluation activities are to monitor Disclosure Controls and Internal Controls and to make modifications as necessary. It is expected that Disclosure Controls and Internal Controls will be maintained as dynamic systems that change (including with improvements and corrections) as conditions warrant.

Among other matters, management has sought in its evaluation to determine whether there were any "significant deficiencies" or "material weaknesses" in the Company's Internal Controls, or whether the Company had identified any acts of fraud involving personnel who have a significant role in the company's Internal Controls. This information is important both for the Controls Evaluation generally and for purposes of the Section 302 Certifications. The term "significant deficiencies" generally means "reportable conditions"; these are control issues that could have a significant adverse effect on the ability to record, process, summarize and report financial data in the financial statements. The term "material weakness" generally means a particularly serious reportable condition where the internal control does not reduce to a relatively low level the risk that misstatements caused by error or fraud may occur in amounts that would be material in relation to the financial statements and not be detected within a timely period by employees in the normal course of performing their assigned functions. Management did not identify any "significant deficiencies" or "material weakness." Management also sought to deal with other controls matters in the Controls Evaluation and, in each case, if a problem was identified, management considered whatever revision, improvement and/or correction to make in accord with the Company's on-going procedures.

In accord with requirements of the Commission, the CEO and the CFO have concluded that, since the date of the Controls Evaluation to the date of this Annual Report, there have been no significant changes in Internal Controls or in other factors that could significantly affect Internal Controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Conclusions. Based upon the Controls Evaluation, the CEO and the CFO have concluded that, subject to the limitations noted above, the Company's Disclosure Controls are effective to ensure that material information relating to the Company and its consolidated subsidiary is made known to management, including the CEO and the CFO, particularly during the period when periodic reports are being prepared, and that the Company's Internal Controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS SCHEDULES, AND REPORTS ON FORM 8-K

(a)(1) Financial Statements. Listed and included in Part II, Item 8.

(2) Financial Statement Schedules. Not applicable.

(3) Exhibits.

Exhibit Number	Document Description
**2.1	Agreement and Plan of Reorganization between the Registrant and First National Bank of Northern California, dated as of November 1, 2001 (included as Annex A to the proxy statement/prospectus).
**3.1	Articles of Incorporation of FNB Bancorp.
**3.2	Bylaws of FNB Bancorp.
**4.1	Specimen of the Registrant's common stock certificate.
**10.1	Lease agreement dated April 24, 1995, as amended, for Eureka Square Branch Office of First National Bank of Northern California at Eureka Square Shopping Center, Pacifica, California.
**10.2	Lease agreement dated June 8, 1999, as amended, for Linda Mar Branch Office of First National Bank of Northern California at Linda Mar Shopping Center, Pacifica, California.
**10.3	Lease agreement dated August 21, 1996, as amended, for Flower Mart Branch Office of First National Bank of Northern California at 640 Brannon Street, Suite 102, San Francisco, California.
**10.4	Sublease agreement dated February 10, 1997, for San Mateo Branch Office of First National Bank of Northern California at 491 El Camino Real, Suite B, San Mateo, California.
**10.5	Lease Agreement dated April 13, 2000, for the Business Banking Division of First National Bank of Northern California at 520 South El Camino Real, Suite 430, San Mateo, California.
**10.6	First National Bank of Northern California 1997 Stock Option Plan.*
**10.7	Form of Nonstatutory Stock Option Agreement under the First National Bank of Northern California 1997 Stock Option Plan.*

**10.8(a)	Form of Incentive Stock Option Agreement under the First National Bank of Northern California 1997 Stock Option Plan.*
**10.8(b)	Form of Incentive Stock Option Agreement (Standard Provisions Under the First National Bank of Northern California 1997 Stock Option Plan.*
**10.9	First National Bank Profit Sharing and 401(k) Plan dated August 26, 1969.*
**10.10	First National Bank Deferred Compensation Plan dated November 1, 1997.*
**10.11	Salary Continuation Agreement between First National Bank of Northern California and Michael R. Wyman, dated December 20, 1996.*
**10.12	Salary Continuation Agreement between First National Bank of Northern California and Paul B. Hogan, dated December 20, 1996.*
**10.13	Salary Continuation Agreement between First National Bank of Northern California and James B. Ramsey, dated December 23, 1999.*
**10.14	Form of Management Continuity Agreement signed on July 20, 2000, between First National Bank of Northern California and Jim D. Black, Charles R. Key and Anthony J. Clifford.*
**10.15	Business Loan Agreement, dated August 15, 2001, between FNB Bancorp, as Borrower, and Pacific Coast Bankers' Bank, as Lender, with Promissory Note and related Loan Documents.
**10.16	Communications Site Lease Agreement as amended dated March 30, 1999, between First National Bank of Northern California, as Lessor and Nextel of California, Inc. as Lessee, with respect to Redwood City Branch Office.
**10.17	Note secured by Deed of Trust dated November 26, 1991, and Modification Agreement dated September 1, 1999, between First National Bank of Northern California, as borrower, and Bertha Donati and Julio Donati, as lenders, with respect to the Colma Branch Office of First National Bank of Northern California.
**10.18	Separation Agreement between First National Bank of Northern California and Paul B. Hogan, dated December 5, 2001.*
***10.19	First Amendment to Separation Agreement between First National Bank of Northern California and Paul B. Hogan, dated March 22, 2002.*
****10.20	FNB Bancorp Stock Option Plan (effective March 15, 2002)*
****10.21	FNB Bancorp Stock Option Plan, Form of Incentive Stock Option Agreement*
****10.22	FNB Bancorp Stock Option Plan, Form of Nonstatutory Stock Option Agreement*
*****10.23	FNB Bancorp 2002 Stock Option Plan (adopted June 28, 2002)*
*****10.24	FNB Bancorp 2002 Stock Option Plan, Form of Incentive Stock Option Agreement*
*****10.25	FNB Bancorp 2002 Stock Option Plan, Form of Nonstatutory Stock Option Agreement*
21.1	The Registrant has one subsidiary, First National Bank of Northern California.
23.1	Consent of KPMG LLP
23.2	Consent of Grant Thornton LLP

99.12 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

* Denotes management contracts, compensatory plans or arrangements.

** Incorporated by reference to registrant's Registration Statement on Form S-4 (No. 333-74954) filed with the Commission on December 12, 2001.

*** Incorporated by reference to registrant's Annual Report on Form 10-K filed with the Commission on March 31, 2002.

**** Incorporated by reference to registrant's Registration Statement on Form S-8 (No. 333-91596) filed with the Commission on July 1, 2002.

***** Incorporated by reference to registrant's Registration Statement on Form S-8 (No. 333-98293) filed with the Commission on August 16, 2002.

(b) Reports on Form 8-K. The following reports on Form 8-K were filed by the Company during the last quarter of 2002:

Date of Report	Date Filed	Subject of Report
September 27, 2002	October 4, 2002	Change in Certifying Accountant (dismiss)
October 25, 2002	October 30, 2002	Declared Cash Dividend
November 4, 2002	November 6, 2002	Change in Certifying Accountant (appoint)

An Annual Report for the fiscal year ended December 31, 2002, and Notice of Annual Meeting and Proxy Statement for the Company's 2003 Annual Meeting will be mailed to security holders subsequent to the date of filing this Report. Copies of said materials will be furnished to the Commission in accordance with the Commission's Rules and Regulations.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FNB BANCORP

Dated: March ____, 2003

By: ______________________

Thomas C. McGraw
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
Michael R. Wyman	Chairman of the Board of Directors	March 28, 2003
Thomas C. McGraw	Director, Chief Executive Officer and Secretary	March 28, 2003
James B. Ramsey	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 28, 2003
Neil J. Vannucci	Director	March ____, 2003
Edward J. Watson	Director	March ____, 2003
Daniel J. Modena	Director	March ____, 2002
Lisa Angelot	Director	March ____, 2003
Jim D. Black	Director and President	March ____, 2003
Anthony J. Clifford	Director and Executive Vice President and Chief Operating Officer	March ____, 2003

CERTIFICATIONS

I, Thomas C. McGraw, Chief Executive Officer (Principal Executive Officer) of the registrant, FNB Bancorp, certify that:

1. I have reviewed this annual report on Form 10-K of FNB Bancorp;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March ____, 2003.

Thomas C. McGraw
Chief Executive Officer
(Principal Executive Officer)

I, James B. Ramsey, Senior Vice President and Chief Financial Officer (Principal Financial Officer) of the registrant, FNB Bancorp, certify that:

1. I have reviewed this annual report on Form 10-K of FNB Bancorp;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

d) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

e) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

f) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

c) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

d) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003.

James B. Ramsey
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

INDEX TO EXHIBITS

(FNB BANCORP Form 10-K for Year Ended December 31, 2002)

	Exhibit	Page
23.1	Consent of KPMG LLP	88
23.2	Consent of Grant Thornton LLP	89
99.12	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	90

Exhibit 23.1

Independent Auditors' Consent

The Board of Directors
FNB Bancorp:

We consent to the incorporation by reference in the registration statements (No. 333-91596 and 333-98293) on Forms S-8 of our report dated February 28, 2003, relating to the consolidated balance sheet of FNB Bancorp and Subsidiary as of December 31, 2002 and the related consolidated statements of income, and changes in shareholders' equity and comprehensive income, and cash flows for the year ended December 31, 2002, which report appears in the December 31, 2002, annual report on Form 10-K of FNB Bancorp.

San Francisco, California
March 27, 2003

Exhibit 23.2

Consent of Independent Auditors

We have issued our report, dated January 31, 2002, incorporated in the consolidated financial statements of FNB Bancorp and Subsidiary and included in the Annual Report on Form 10-K for the year ended December 31, 2002, which is incorporated by reference in the Registration Statements on Form S-8 (file no. 333-91596 and file no. 333-98293). We consent to the incorporation by reference in the Registration Statements of the aforementioned report.

/s/ Grant Thornton LLP

San Francisco, California
March 31, 2003

Exhibit 99.12

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
with Respect to the FNB Bancorp Annual Report on Form 10-K
for the Year ended December 31, 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of FNB Bancorp, a California corporation (the "Company"), does hereby certify that:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2002 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. Information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 28, 2003.

Thomas C. McGraw
Chief Executive Officer

Dated: March 28, 2003.

James B. Ramsey
Senior Vice President
and Chief Financial Officer

Corporate Information

Stock Exchange

FNBC common stock is listed on The Bulliton Board under ticker symbol FNBG. For other shareholder related questions, call The Finance Department (650) 588-6800.

Dividend Payments

Dividend payments are paid following a declaration by our Board of Directors and have historically been paid quarterly.

U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale CA 91204-2991
(800) 835-8778

Form 10-K

All shareholders receive a copy of the corporation's proxy statement and annual report (Form 10-k) which are filed with the Securities and Exchange Commission. Others interested in receiving these reports can contact the Finance Department listed below

Requests for Information

Shirley Cabanero
Finance Officer
975 El Camino Real
South San Francisco 94080

James B. Ramsey
Sr. Vice President
975 El Camino Real
South San Francisco 94080


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